UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2005

Masisa S.A.
(formerly known as Terranova S.A.)
(Exact name of registrant as specified in its charter)

Masisa S.A.
(formerly known as Terranova S.A.)
(Translation of Registrant's name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)

Av. Apoquindo 3650, Piso 10, Las Condes
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-

On August 12, 2005 the registrant filed a report with the Superintendencia de Valores y Seguros de Chile (Chilean Superintendent of Securities and Insurance) which included information of the registrant’s financial statements and results of its operations for the three month period ended on June 30, 2005. Attached is a free translation of the financial statements and results of operations from the original document in Spanish. The financial information included in this report was prepared according to the generally accepted accounting principles in Chile and does not include reconciliation to generally accepted accounting principles in the United States.

MASISA S.A.
( Free translation from the original in Spanish)

	As of June 30th,
	2005	2004
CONSOLIDATED BALANCE SHEET	THUS$	THUS$

ASSETS
CURRENTS ASSETS
Cash and Banks	13,900	11,915
Time deposits	16,643	7,570
Marketable securities (net)	674	217
Accounts receivable (net)	112,297	106,031
Notes receivable (net)	10,097	8,972
Sundry debtors	34,767	18,557
Notes and accounts receivable from related companies	3,468	7,269
Inventories (net)	211,097	173,389
Recoverable taxes	46,924	39,810
Prepaid expenses	11,473	6,605
Deferred taxes	2,675	301
Other current assets	6,292	19,370
Leasing Contracts (net)	0	0
Leasing assets (net)	0	0

Total current assets	470,307	400,006

FIXED ASSETS
Lands	124,684	130,999
Buildings and infrastructure	222,861	213,380
Machinery and equipment	821,071	799,448
Other fixed assets	558,209	547,380
Goodwill from technical reappraisal of fixed asset	7,390	7,390
Depreciation (less)	(356,267)	(308,897)

Total fixed assets	1,377,948	1,389,700

OTHER ASSETS
Investments in related companies	3,834	2,507
Investments in other companies	199	95
Goodwill	1,645	2,437
Negative goodwill (less)	(43,296)	(46,789)
Long term debtors	5,255	2,124
Long term notes and accounts receivable from related companies	0	3,297
Long term deferred taxes	0	4,979
Intangible assets	138	138
Amortization (less)	(35)	(23)
Others	30,325	35,168
Long term leasing contracts (net)	0	0

Total other assets	(1,935)	3,933

TOTAL ASSETS	1,846,320	1,793,639

The accompanying Notes N° 1 to 32 are a fundamental part of these consolidated financial statements.

MASISA S.A.
(Free translation from the original in Spanish)

	As of June 30th,
CONSOLIDATED BALANCE SHEET	2005	2004
	THUS$	THUS$

LIABILITIES
Short term obligations to banks and financial institutions	101,390	83,056
Short term portion of long term obligations to banks and financial institutions	73,250	67,293
Obligations to the public (promissory notes)	0	0
Obligations to the public -short-term portion (bonds)	47,433	9,909
Long term obligations due within one year	271	349
Dividends payable	297	223
Accounts payable	62,632	45,536
Notes payable	484	586
Sundry creditors	2,007	3,888
Notes and accounts payable to related companies	5	2,750
Provisions	16,490	17,303
Withholdings	12,406	5,269
Income tax	4,298	713
Revenue received in advance	1,260	1,574
Deferred taxes	0	0
Other current liabilities	13	0

Total current liabilities	322,236	238,449

LONG-TERM LIABILITIES
Obligations to banks and financial institutions	156,102	206,876
Long term obligations to the Public (bonds)	257,240	276,329
Long term notes payable	0	0
Long term sundry creditors	299	2,074
Long term notes and accounts payable to related companies	0	0
Long term Provisions	640	743
Long term Deferred taxes	2,619	0
Other long term liabilities	19,204	9,343

Total long-term liabilities	436,104	495,365

Minority interest	99,018	308,003
SHAREHOLDERS' EQUITY
Paid/up capital stock	696,481	602,117
Capital revaluation reserve	0	0
Overcharge in company share sales	0	0
Other reserves	159,379	118,678

Retained Earnings	133,102	31,027

Reserves future dividends	51,424	0
Accumulated profits	60,128	14,979
Accumulated losses (less)	0	0
Net income (loss) for the period	21,550	16,048
Interim dividends (less)	0	0
Accumulated deficit for development period	0	0

Total shareholders' equity	988,962	751,822

Total liabilities	1,846,320	1,793,639

MASISA S.A.
(Free translation from the original in Spanish)

	As of June 30th,
	2005	2004
CONSOLIDATED INCOME STATEMENT	THUS$	THUS$

GROSS MARGIN	98,288	83,978
Operating Income	353,992	300,937
Operating costs (less)	(255,704)	(216,959)
Selling and administrative expenses (less)	(50,658)	(41,344)

OPERATING RESULT	47,630	42,634

Financial Income	1,735	1,165
Net income on investments in related companies	494	501
Other non operating income	2,282	2,678
Loss on investments in related companies (less)	0	0
Amortization of goodwill (less)	(396)	(396)
Financial expenses (less)	(18,651)	(20,229)
Other non/operating expenses (less)	(2,997)	(4,258)
Price/level restatements	0	0
Exchange Differences	(2,705)	8,945

NON /OPERATING RESULT	(20,238)	(11,594)

Result before income taxes and extraordinary items	27,392	31,040
Income taxes	(8,871)	(7,964)
Extraordinary Items
Net income (loss) before minority interests	18,521	23,076
Minority interests	1,367	(8,523)
Net Income (Loss)	19,888	14,553
Amortization negative goodwill	1,662	1,495

NET INCOME (LOSS) FOR THE PERIOD	21,550	16,048

The accompanying Notes N° 1 to 32 are a fundamental part of these consolidated financial statements.

MASISA S.A.
(Free translation from the original in Spanish)

	As of June 30th,
CONSOLIDATED STATEMENT OF CASH FLOW -DIRECT	2005 THUS$	2004 THUS$

Cash flow from operating activities
Collection of accounts receivable	426,363	319,874
Financial income received	3,960	2,228
Dividends and other distributions received	0	0
Other income received	13,158	13,420
Payments of suppliers and personnel (less)	(373,638)	(273,155)
Interest paid (less)	(16,317)	(19,251)
Income tax paid (less)	(5,735)	(4,349)
Other expenses paid (less)	(2,162)	(3,103)
V.A.T. and similar paid (less)	(8,185)	(5,842)

Net cash flow from operating activities	37,444	29,822

Cash flow from financing activities
Placement of shares	0	0
Loans drawn	69,312	75,974
Bonds	0	0
Documented loans from related companies	0	0
Other loans from related companies	0	157
Other financing sources	0	38
Dividends paid (less)	(52,111)	(1,841)
Distribution of capital (less)	0	0
Loans repaid (less)	(34,934)	(91,212)
Bonds paid (less)	(9,000)	(9,000)
Repayment of documented loans from related companies (less)	0	0
Repayment of other loan form related companies (less)	0	0
Stock issuance and placement expenses (less)	0	0
Bond issuance and placement expenses (less)
Other financing disbursements (less)	(6)	(84)

Net cash flow from financing activities	(26,739)	(25,968)

Cash flow from investment activities
Sales of fixed assets	1,062	4,575
Sales of permanent investments	0	0
Sales of other investments	0	236
Collection of documented loans to related companies	0	0
Collection of other loans to related companies	1,622	0
Other investment income	0	0
Acquisition of fixed assets (less)	(31,561)	(21,699)
Interest capitalized repaid (less)	(2,744)	(1,331)
Permanent investments (less)	0	0
Investments in financial instruments (less)	(2)	0
Documented loans to related companies (less)	0	0
Other loans to related companies (less)	0	0
Other investment disbursements (less)	(5,017)	(148)

Net cash flow from investment activities	(36,640)	(18,367)

Net total cash flow for the period	(25,935)	(14,513)

Effect of inflation on cash and cash equivalents	(8)	(400)

Net variation in cash and cash equivalents	(25,943)	(14,913)

Initial balance of cash and cash equivalents	58,530	34,615

Final balance of cash and cash equivalents	32,587	19,702

The accompanying Notes N° 1 to 32 are a fundamental part of these consolidated financial statements

MASISA S.A.
(Free translation from the original in Spanish)

	As of June 30th,
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY	2005	2004
OPERATING ACTIVITIES	THUS$	THUS$

Net income (loss) for the period	21,550	16,048
Results on sales of assets:
(Profit) loss on sales of fixed assets	(863)	(557)
Profit on sales of investments (less)	0	(16)
Loss on sales of investments	0	0
(Profit) loss on sales of other assets	0	0
Charges (credits) to income not affecting cash flow:
Depreciation for the period	24,495	22,861
Amortization of intangible assets	407	402
Write/off and provisions	7,256	3,797
Income from investment in related companies (less)	(494)	(501)
Loss on investment in related companies	0	0
Amortization of goodwill	396	396
Amortization of negative goodwill (less)	(1,662)	(1,495)
Net price/level restatements	0	0
Net exchange difference	2,705	(8,945)
Other credit to income not affecting cash flow (less)	(276)	(1,493)
Other charges to income not affecting cash flow	12,318	12,512
Changes in assets affecting cash flow (increases) decreases:
Accounts receivable	(9,198)	(25,429)
Inventories	(12,446)	4,735
Other assets	(9,530)	(5,731)
Changes in liabilities affecting cash flow (increases) decreases:
Accounts payable related to operating income	2,312	(7,631)
Interest payable	4,001	(1,638)
Net income taxes payable	(5,792)	(1,004)
Other accounts payable related to non/operating income	1,072	3,166
Net value added tax and similar payable	2,560	11,822
Profit (loss) of minority interest	(1,367)	8,523

Net cash flow from operating activities	37,444	29,822

The accompanying Notes N° 1 to 32 are a fundamental part of these consolidated financial statements.

MASISA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30TH, 2005 AND 2004
(Free translation from the original in Spanish)

NOTE 01- COMPANY REGISTRATION
At the Extraordinary Shareholders’ Meeting of the old Terranova S.A., held on April 13th, 2005, the merger by incorporation of the old Masisa S.A., absorbing it in a sole act, acquiring all its assets and liabilities, and succeeding it in all its rights and obligations, was agreed and approved. Due to the merger, all shareholders and net worth of the absorbed entity were incorporated into the company, and after the merger was completed the absorbed entity was dissolved. Notwithstanding, the merger was effective and had accounting validity as of January 1st, 2005, for all times individual financial statements referred to December 31st, 2004 had been used.

In addition, the name change of the Company from "Terranova S.A." to "Masisa S.A." was approved, for which article one of the bylaws was modified.

Masisa S.A., is a publicly-held corporation that publicly lists its securities and is a listed company in the Chilean Securities Registration N° 825 dated on March 24th, 2004 and is subject to be audited by the Chilean Superintendence of Securities and Insurance and by the US Securities and Exchange Commission.

On April 13th, 2005, it was agreed at the Extraordinary Shareholders’ Meeting that the objective of the old Terranova S.A. would be modified so the objective of the old Masisa S.A. would be included, replacing article three of the bylaws by the following: The Company will have the following objectives:

a) Forest or reforest owned lands or third party lands that are preferably meant for foresting.

b) Natural or artificial forest management, harvesting or exploitation.

c) Industrialization and transformation of wood, including manufacturing wood particle boards, in all the ways and procedures that techniques allow.

d) Commercialization in Chile and abroad of all kinds of forestry, wood, wood particle products, owned or belonging to third parties.

e) Buy, sell, distribute, import and export, on its own or by third parties, of all kinds of wood, forestry, cattle, and agricultural resources and products and all types of machinery, equipment, vehicles, parts, raw material and supplies for the wood industry and agricultural, forestry and cattle activities.

f) Capital investments in forest or agricultural businesses and in companies derived from them, as well as, to create, constitute, participate, modify, and administrate companies of any nature which exploit the activities or businesses mentioned above.

g) Buy, sell, invest and all kinds of transactions regarding shares, commercial papers, securities, furniture, credit commercial papers, money or foreign currencies, bonds, investment certificate, mortgage bill, derivative instruments and any other security or investment instrument from the securities market.

h) Acquisition, disposition and transactions regarding real estate assets or rights on such assets.

i) Provision of management services on technical, financial, legal, and other types consultancy, and to coordinate management of companies in which it is a partner or shareholder.

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Accountant Period

The following financial statements correspond to the period between January 1st, and June 30th, 2004 and 2005, respectively.

b) Basis of Preparation

The consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in Chile and the regulations of the Superintendent of Securities and Insurance (“SVS”). If any discrepancy exists between both entities’ regulations, those of the Superintendent of Securities and Insurance will prevail.

c) Basis of Presentation

The current financial statements have been issued in dollars of the United States of America, for which no updating factor have been applied to the numbers compared to the previous year.

Additionally, some reclassifications have been made in year 2004 for a better understanding of these financial statements.

d) Basis of Consolidation

These consolidated financial statements include assets, liabilities, results, and cash flows at the closing of each period related to the Parent Company and its subsidiaries. The effects of transactions and unrealized results among the consolidating companies have been eliminated, and the ownership interest of minority investors is shown as Minority Interest.

The following is a list of the consolidated subsidiaries:

		Ownership as of
		06/30/2005		06/30/2004
RUT	Company	Direct	Indirect	Total	Total

99,537,270-3	Inversiones Internacionales Terranova S.A.	60.0000	0.0000	60.0000	60.0000
92,257,000-0	Masisa S.A.	0.0000	0.0000	0.0000	52.4340
81,507,700-8	Forestal Tornagaleones S.A.	60.4538	0.0000	60.4538	31.6960
79,959,070-0	Masisa Inversiones Limitada	99.9973	0.0027	100.0000	52.4340
79,616,940-0	Masisa Concepción Limitada	0.0100	99.9900	100.0000	52.4340
79,554,560-3	Inversiones Coronel Limitada	99.9842	0.0158	100.0000	52.4340
77,790,860-K	Masisa Partes y Piezas Limitada	99.8000	0.2000	100.0000	52.4340
Foreign	Masisa Overseas Ltd.	100.0000	0.0000	100.0000	52.4340
Foreign	Maderas y Sinteticos del Perú S.A.C.	99.0114	0.8897	99.9011	52.3820
Foreign	Terranova Forest Products Inc	25.1200	44.9280	70.0480	70.0480
Foreign	Maderas y Sinteticos Servicios S.A. de C.V.	1.0000	99.0000	100.0000	52.4340
Foreign	Masisa Ecuador S.A.	0.1000	99.9000	100.0000	52.4340
Foreign	Masisa do Brasil Ltda.	0.0010	99.9990	100.0000	52.4340
Foreign	Maderas y Sinteticos Mexico S.A. de C.V.	0.0002	99.9998	100.0000	52.4340
Foreign	Terranova Panama S.A.	0.0000	60.0000	60.0000	60.0000
Foreign	Terranova de Venezuela S.A. y filial	0.0000	60.0000	60.0000	60.0000
Foreign	Terranova Costa Rica S.A.	0.0000	0.0000	0.0000	60.0000
Foreign	Forestal Terranova Mexico S.A. de C.V.	0.0000	59.9940	59.9940	59.9940
Foreign	Cor.Forestal Guayamure C.A.	0.0000	51.0000	51.0000	51.0000
Foreign	Terranova Brasil Ltda.	0.0000	59.9940	59.9940	59.9940

Foreign	Masisa Colombia S.A.	0.0000	59.9940	59.9940	59.9940
Foreign	Terranova de Guatemala S.A.	0.0000	0.0000	0.0000	60.0000
Foreign	Cor.Forestal Imataca C.A. and subsidiaries	0.0000	60.0000	60.0000	60.0000
Foreign	Andinos C.A.	0.0000	60.0000	60.0000	60.0000
Foreign	Forestal Argentina S.A.	0.0000	30.2874	30.2874	15.8800
Foreign	Masisa Argentina S.A.	0.0000	100.0000	100.0000	52.4340
Foreign	Fibranova C.A.	0.0000	60.0000	60.0000	60.0000
Foreign	Masnova S.A.	0.0000	80.0000	80.0000	56.2170

e) Price-level Restatement

The indirect subsidiaries that carry their accounting figures in Chilean pesos, have adjusted their financial statements in order to recognize the effects on the variation of the price level restatement of that currency in the respective period. For these effects, the current legal dispositions have been applied, which establish that non currency assets and liabilities must be updated with effects on results. The applied index was the official Consumer Price Index, published by the National Statistics Institute (Instituto Nacional de Estadísticas) on a previous month basis, had a variation of 1.0% in 2005 (0.8% in 2004).

f) Conversion Basis

The Parent Company and its direct subsidiaries are authorized to have its accounting and present its financial statements in American dollars. The American dollar is used as common currency and thus assets and liabilities corresponding to different currencies have been expressed in American dollars at the exchange rates of the end of each period. The exchange differences are accounted in results.

As of June 30th, 2005 and 2004 the main closing exchange rates used, expressed in US dollars, were the following:

Currency		2005	2004
US Dollar (US$)		per US dollar	per US dollar

Chilean pesos	Ch$	579.00	636.30
Unidad de Fomento (U.F.)	U.F.	0.0331	0.3740
Argentine Pesos	Ar$	2.8850	2.9580
Real (Brazil)	R$	2.3335	3.1075
Venezuelan Bolivars	Veb	2,150.0000	1,920.0000
Colombian Peso	Cop	2,326.0000	2,699.5800
Mexican Peso	MXN	10.7435	11.5297

g) Time Deposits and Marketable Securities

At the closing of these financial statements Time Deposits include the corresponding interests accrued and adjustments when applicable. Marketable securities, which correspond to Mutual Fund fees are valued at their respective redemption value on their redemption date.

h) Inventories

- In-process and finished goods inventories are valued at their production cost, according to absorption costing.

- Forests in exploitation, at purchase value or at the forest appraisal value of plantations expected to be exploited in the following year.

- Wood pieces, pulp and rustic wood, at average production cost or purchase value, as applicable.

- Materials, spare parts, supplies and others, at average purchase cost.

- Imports in transit, at purchase cost.

The value of inventories does not exceed its estimated net realized value or restocking value, as applicable.

The Company’s policy is to establish provisions for obsolescence of materials and spare parts and for lower value of finished products when some of the following considerations are met:

- Replacement of old machinery or spares related to non-operating equipment.
- Occasional use of alternate materials or spares parts with low inventory turnover.
- Potential loss of market value of damaged finished products compared to market standards, stored for long periods.

i) Allowance for doubtful accounts

The Company’s policy is to make provisions for all accounts under judicial collection and make provisions for all valid accounts.

j) Fixed assets

Forest Plantations

Forest plantations are valued according to the appraisal made by forestry engineers. The negative goodwill higher than the book value, including financing costs during the growth period had been credited to the forest reserve fund in the Shareholders’ Equity. Appraisal values have been established based on a formation cost for young plantations and on the estimated market value of the forests in exploitation, for adult plantations.

The felling age considered for establishing the above criteria depends on the plantations’ vegetative growth in each country.

Plantations expected to be harvested during the following year according to a production plan, are shown under Inventories in Current Assets.

Fixed assets - plantations not included

Goods related to fixed assets are shown at their purchase cost, construction or technical reappraisal value, as applicable, and include financing costs during the construction period and during main improvements. Maintenance and repair expenses are charged to results in the period in which they are made.

Spare parts of a higher relative value are depreciated during the expected life of the main product to which they are related, whereas regularly consumed spare parts are charged to production cost at their time of use.

Goods related to fixed assets temporarily inactive at the closing of the year have been classified under Other Fixed Assets.

Goods related to fixed assets that are inactive and available for sale have been classified under Other Assets and are shown at their estimated realized value.

Technical Reappraisal

Technical reappraisal were registered in the manner and timings established by bulletins Number 1529, 1571 and 428 of the Superintendent of Securities and Insurance. There are no new registered technical reappraisals.

k) Fixed Asset Depreciation

The fixed assets cost, not including plantations is depreciated using the linear method according to the estimated life of the goods.

l) Leasing assets

Assets purchased under financial leasing are valued at the current value of the contract, which is set discounting the periodical installment and the purchase option at the interest rate implicit or explicit in the related contract. On the other hand, the respective obligation is shown in the short and long term portion net of non/accrued interests. These assets are not legally property of the company and therefore, the Company cannot use them freely. These goods are shown under Other Fixed Assets.

m) Intangible Assets

The intangible assets of the Company, mainly those related to water rights, are valued at their purchase cost. The amortization period is 40 years as established in Technical Bulletin No. 55 of the Chilean Institute of Accountants.

n) Investments in related companies

Investments in related companies are valued at their proportional equity value, established based on their respective financial statements at each year end.

Foreign investments are adjusted to generally accepted accounting principles in Chile and restated to the currency used by the Company, pursuant to what is stated in Technical Bulletin No.64 of the Chilean Institute of Accountants.

Investments in indirect local subsidiaries whose accounting is recorded in Chilean pesos are controlled in said currency and expressed in United States dollars at each year end. Valuation differences from currency conversion into dollars not related to results, are adjusted to the Reserve from Conversion Differences Equity Account under Other Reserves.

According to what is established in Circular No.150 of the Superintendence of Securities and Insurance, the Company has assessed the asset value of its indirect subsidiaries in Brazil, Venezuela, Argentina and Mexico and the cash flows generated by them and concluded that no adjustments are necessary, since the recovery value of the respective assets has not been significantly affected.

o) Goodwill and negative Goodwill

It represents the difference between the purchase value of the investment in a related company and the proportional equity value of said investment at the time of purchase. These differences are amortized in the maturity dates shown in the note related to negative goodwill and goodwill.

p) Financing operations with resale agreements

Purchase and sale back of financial instruments are recorded at their present value calculated according to the discount rate used to establish the price of each instrument at their time of purchase and are shown in Current Assets under Other Assets.

q) Obligations with the Public

Obligations with the Public correspond to bond placement by Company in Chile, and by its subsidiary Masisa Overseas Ltd abroad. These obligations are valued at their par value plus adjustment and interests accrued at each year end. The difference between the par value and the sale value is recorded as deferred assets. This asset is amortized linearly while the obligation is effective.

r) Income tax and Deferred tax

The company has recognized its tax obligations in conformity with current valid legislation.

Effects of deferred taxes resulting from temporary differences between the financial balance and the tax balance are recorded taking into consideration the tax rate in effect at the reverse estimated date, pursuant to what is established in Technical Bulletin No. 60 of the Chilean Institute of Accountants. The effects of deferred taxes at the date the above Technical Bulletin was implemented (January 2000) and not previously recorded, have been deferred and amortized under results at the reverse estimated time of the item that originates the temporary difference.

The Forest Reserve is shown net of deferred taxes according to what is established in Technical Bulletin No. 69 of the Chilean Institute of Accountants.

s) Severance Payments:

Severance payments at any event that the Company must pay to its workers, pursuant to what is established in individual or group employment contracts, are provisioned based on the present value of the benefit according to the accrued cost method, with a 6% annual interest rate and based on the number of years worked in the Company.

t) Net Sales

Net sales are recorded at the time of sale of the goods or rendering of services and correspond to the sale of products manufactured by the company or by third parties. Sale prices are defined by the conditions prevailing at destination markets and are shown net of taxes, price discounts and other factors that may directly affect them.

u) Derivative Agreements

The Company has entered into interest rates and currency swap agreements with financial institutions. These agreements were defined in terms of coverage of the expected items and are recorded pursuant to what is established in Technical Bulletin No. 57 of the Chilean Institute of Accountants.

The fair value of the above instruments has been recorded under other assets and other liabilities as applicable, payable to or receivable from the respective financial institution.

Unrealized losses from hedge agreements of expected transaction are shown under current assets in Other current assets for the short-term portion and under Others in Other assets for the long-term portion. Realized results are shown as financial expenses.

Unrealized profits corresponding to agreements related to existing items have been recorded under Other liabilities.

In those cases where it is possible to confirm that the coverage taken out is not effective, agreements have been considered as investment instruments.

v) Software

The Company uses the system SAP R/3 version 4.6 C, acquired from SAP Chile S.A. , and has determined a depreciation period of 4 years.

w) Research and development expenses

Research and development expenses are charged to the results of the year in which they are incurred. No significant disbursements have been made by the Company for this purpose, since the creation of the Company.

x) Statement of Cash Flows

Cash equivalent relates to those short-term investments with a minimum risk of significant loss of value, made as part of the regular administration of cash surplus and which may be rapidly converted into known cash amounts, with the purpose of carrying out the above conversion over a period of less than 90 days.

Net cash provided from operating activities includes all cash flows related to the Company’s line of business, including interests paid and received, dividends received and in general, all those flows not defined as investment or financing flows. It should be noted that the operational concept used in these financial statements is broader than the one considered in the Statement of Income.

NOTE 03 - CHANGES IN ACCOUNTING PRINCIPLES

During the period ended on June 30th, 2005, there have been no changes in the use of accounting principles, relevant changes in any accounting estimate or changes related to the reporting entity with regard to the previous year that may significantly affect the interpretation of these consolidated financial statements.

NOTE 04 – MARKETABLE SECURITIES

INSTRUMENTS	BOOK VALUE
	06/30/2005	06/30/2004

Shares	0	0
Bonds	0	0
Mutual fund fees	674	217
Investment fund fees	0	0
Public offering promissory note	0	0
Mortgage bills	0	0

Total Marketable Securities	674	217

NOTE 05 – SHORT AND LONG TERM ACCOUNTS RECEIVABLE

The following is a breakdown of the Accounts Receivable by country of debtor:

	2005	2004
	THUS$	THUS$

Chile	23,694	26,854
Venezuela	10,852	4,118
Brazil	19,875	22,130
Argentina	4,170	6,770
Mexico	29,180	29,348
Colombia	3,790	2,115
United States	17,804	12,659
Guatemala	0	3
Ecuador	1,543	1,649
Peru	1,389	385

Total	112,297	106,031

	Currency

	Less than 90 days		More than 90 and less			Currency Total (net)		Long-term
			than 1 year
	06/30/2005	06/30/2004	06/30/2005	06/30/2004	Sub-Total	06/30/2005	06/30/2004	06/30/2005	06/30/2004

Account receivable	101,799	100,054	15,130	5,977	116,929	112,297	106, 031	746	6
Uncollectible receivables estimate	0	0	0	0	4,632
Notes receivable	6,886	8,281	3,973	691	10,859	10,097	8,972	1,186	0
Uncollectible receivables estimate	0	0	0	0	762
Sundry debtors	26,893	16,180	8,280	2,377	35,173	34,767	18,557	3,323	2,118
Uncollectible receivables estimate	0	0	0	0	406

	Total Long Term receivable							5,255	2,124

NOTE 06 – BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

Accounts receivable from related companies mainly correspond to funding granted to its subsidiaries for the development of their activities; they are expressed in United States dollars and in some cases they accrue an interest equivalent to an 180-day LIBOR rate plus market spread for this type of operations.

Payment conditions are subject to cash flows from the respective companies.

Commercial accounts receivable are subject to normal market conditions and terms.

a) Notes and Accounts Receivable

RUT	Company	Short-Term		Long-Term
		06/30/2005	06/30/2004	06/30/2005	06/30/2004

96,626,060-2	Forestal Río Calle Calle S.A.	0	0	0	3,297
94,323,000-5	Grupo Nueva S.A.	8	0	0	0
Foreign	Oxinova C.A.	2,148	6,916	0	0
Foreign	Plycem Construsistemas Costa Rica S.A.	1,052	233	0	0
Foreign	Plycem Construsistemas El Salvador S.A.	44	33	0	0
Foreign	Plycem Construsistemas Guatemala S.A.	165	87	0	0
Foreign	Plycem Construsistemas Nicaragua S.A.	51	0	0	0

TOTAL		3,468	7,269	0	3,297

b) Notes and accounts payables from related companies:

RUT	Company	Short-Term		Long-Term
		06/30/2005	06/30/2004	06/30/2005	06/30/2004

Foreign	Oxinova C.A.	0	2,741	0	0
Foreign	Plycem Construsistemas Nicaragua S.A.	0	2	0	0
Foreign	Plycem Construsistemas Honduras S.A.	5	7	0	0

TOTAL		5	2,750	0	0

c) Related Party Transactions and balance:

				06/30/2005		06/30/2004
					Effect on		Effect on
					Income,		Income,
					Charge		Charge
					(credit)		(credit)
	RUT	Relationship	Description of	Amount		Amount
Company		Nature	Transaction

				THUS$	THUS$	THUS$	THUS$

Grupo Nueva S.A.	94,323,000-5	Parent Company	Services rendered	8	1	0	0
Plycem Construsistemas Guatemala S.A.	Foreign	Common Parent	Bill Payment	347	0	74	0
		Common Parent	Sales of products	434	65	151	23
Plycem Construsistemas Costa Rica S.A.	Foreign	Common Parent	Bill Payment	420	0	347	0
		Common Parent	Sales of products	1,633	245	312	47
Plycem Construsistemas Honduras S.A.	Foreign	Common Parent	Bill Payment	232	0	132	0
		Common Parent	Sales of products	171	26	128	19
Plycem Construsistemas Nicaragua S.A.	Foreign	Common Parent	Bill Payment	97	0	0	0
		Common Parent	Sales of products	124	19	0	0
Plycem Construsistemas El Salvador S.A	Foreign	Common Parent	Bill Payment	80	0	128	0
		Common Parent	Sales of products	120	18	65	10

NOTE 07 – INVENTORIES

Inventories as of June 30th, 2005 and 2004 include the following:

	2005	2004
Inventories	THUS$	THUS$

Finished and in-process products	131,895	97,869
Provision by obsolescence	(1,724)	(2,344)

Net value of finished products	130,171	95,525

Forests in exploitation	33,971	38,213

Spare Parts	18,824	19,729
Provision by obsolescence	(2,186)	(1,297)

Net value of spare parts	16,638	18,432

Raw material	24,386	14,930

Materials, supplies, and others	5,931	6,289

Total	211,097	173,389

NOTE 08 – DEFERRED TAXES AND INCOME TAXES

a) Income Taxes

As of June 30th, 2005 the Company made no provisions for first category income taxes as a result of accumulating tax losses for a total amount of THUS$286,506 (THUS$ 347,743 as of June 2004).

The company and its subsidiaries made First Category Income Tax provisions for THUS$4,298 as of June of 2005 (THUS$713 as of 2004).

b) Deferred Taxes

According to what is established in Technical Bulletins Nos. 60, 68, 69 and 71 of the Chilean Institute of Accountants and in Circular No. 1,466 of the Superintendence of Securities and Insurance, the Company recorded deferred taxes from temporary differences, tax losses, and other events that create differences between the accounting and tax basis of assets and liabilities, which are broken down in the table below.

Additionally, the charges or credits to income of each year from deferred taxes or income taxes are described as well.

a) Deferred Tax

Deferred Taxes were as follows:

	06/30/2005				06/30/2004
	Assets deferred taxes		Liabilities deferred taxes		Assets deferred taxes		Liabilities deferred taxes
	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term

Temporary Differences
Provision for uncollectible accounts	1,292	431	0	0	629	153	0	0
Anticipated income	0	0	0	0	0	0	0	0
Vacation provisions	458	0	0	0	343	0	0	0
Amortization of intangible assets	0	0	0	0	49	0	0	0
Leasing assets	0	0	0	0	0	46	0	0
Manufacturing expenses	0	0	1,126	0	0	0	1,378	3,552
Fixed assets depreciation	0	0	0	31,203	0	0	0	41,423
Severance payment	0	0	0	8	0	0	0	62
Others events	1,919	1,177	0	0	504	287	2,085	270
Bond emission and placement expenses	0	0	0	513	0	0	0	0
Obsolescence provision	436	0	0	0	367	101	0	0
Tax losses	886	95,237	0	0	2,399	98,030	0	0
Cost of activated funding	0	0	603	2,067	0	0	379	2,178
Particle board line provision	0	1,382	0	0	0	1,105	0	0
Provision of unrealized results	65	323	0	0	261	185	0	0
Activated expenses, plantations	0	0	652	18,594	0	0	476	20,411

Balance for Complementary assets amortization	0	1,335	0	18,702	28	1,116	95	23,863
Valuation provisions	0	66,151	0	0	0	49,779	0	0

Total	5,056	31,064	2,381	33,683	4,524	49,012	4,223	44,033

b) Income Taxes:

	As of June 30th,

	2005	2004
Items	THUS$	THUS$

Regular tax expense (tax provision)	(5,966)	(2,910)
Tax expenses adjustment (previous period)	0	79
Effect for assets and liabilities for deferred taxes of the period	(5,797)	(3,771)
Tax credit due to tax loss	(378)	0
Effect for amortization of deferred assets and liabilities complementary accounts	(511)	(781)
Effect on assets and liabilities of deferred taxes for the changes in the valuating provisions	4,362	29
Other charges and credits in the account	(581)	(610)

Total	(8,871)	(7,964)

NOTE 09 – OTHER CURRENT ASSETS

Other current assets were as follows:

	2005	2004
Items	THUS$	THUS$

Derivative operations (*)	185	639
Agreements with sell back agreements	1,370	0
Shares issued by the Company (**)	4,581	18.378
Others	156	353

Total	6,292	19,370

(*)Short-term unrealized losses resulting from interest rate swap agreements, which have been defined as coverage by the Company.

(**)
Year 2004
Shares issued by the Company originated from the merger between Terranova S.A., Andinos S.A., and Sociedad Forestal Millalemu S.A., for THUS$16,558, and shares bought from the shareholders who exercised their withdrawal right pursuant to what is established in article 69 of law 18,046, for THUS$1,550.

In addition, and pursuant to what is established by law 18,046, Share Capital was reduced because these shares were not sold.

Year 2005
Corresponds to shares of company emission, bought from shareholders that exercised their withdrawal rights due to the merger indicated in Note 1 for THUS$4,581.

NOTE 10 - FIXED ASSETS

Goods related to fixed assets are valued as described in note 2 and are summarized as follows:

	2005			2004

		Accumulated	Net Fixed		Accumulated	Net Fixed
	Book value	Depreciation	Assets	Book value	Depreciation	Assets
Fixed assets	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$

Lands	124,684	0	124,684	130,999	0	130,999
Building and infrastructure	222,861	(62,131)	160,730	213,380	(57,515)	155,865
Machinery and equipment	821,071	(249,603)	571,468	799,448	(212,787)	586,661
Other fixed assets	558,209	(40,270)	517,939	547,380	(34,361)	513,019
-Plantations	478,654	0	478,654	462,777	0	462,777
-Furniture and supplies	24,439	(18,475)	5,964	20,324	(16,386)	3,938
-Construction in progress	18,929	0	18,929	27,878	0	27,878
-Other fixed assets	36,187	(21,795)	14,392	36,401	(17,975)	18,426
Negative Goodwill Technical	7,390	(4,263)	3,127	7,390	(4,234)	3,156
Reappraisal:
- Land	2,672	0	2,672	2,672	0	2,672
- Building and infrastructure	4,718	(4,263)	455	4,718	(4,234)	484

Total	1,734,215	(356,267)	1,377,948	1,698,597	(308,897)	1,389,700

	2005	2004
Depreciation for the year	THUS$	THUS$

Effect on Income
Operation	22,391	20,243
Administrative Expenses	1,975	2,369
Non-operating	427	569

Activated
Negative Goodwill Plantations	109	82

Total	24,902	23,263

The company has made a provision to adjust the book value of one of its particle board lines due to the fact that the operational projections show that the flows this line would generate in the future will not cover the respective depreciation costs. This provision is presented net from the assets that originated it.

In February of 2003, Masisa S.A. contributed to its subsidiary Masisa Concepción Limitada with all the assets from the industrial plants called “Mapal Plant” and “Chiguayante Plant”, which generated a lower unrealized value which up to this date is THUS$39,969, the effect on results of the amortization during 2005 is THUS$1,784.

a.1) Plantations:

In the case of plantations, the book value includes forest appraisals conducted by forestry engineers. This value is distributed among plantations under fixed assets and forests in exploitation classified as inventories.

The Company and its subsidiaries in its forestry line of business, have recognized as of closing of their business periods a greater value of their forests and plantations, which is included in the forest plantation with payoff in the forest reserve presented under the Net Assets and has been determined though a comparison of the valorization described in Note 2j).

Greater value of fixed assets due to real financial costs regarding plantations’ financing according to what is indicated in note 2j) reached the amount of THUS$2,744 as of June 30th, 2005, in addition, there was a write down by currency exchange difference of THUS$460.

a.2) Forestry Allowances:

Forestry allowances received by Masisa S.A. are amortized into forest bonus, which is presented reduced from the plantation and reaches THUS$5,303 as of June 30th, 2005 (THUS$5,335 as of June 30th, 2004).

a.3) Temporarily inactive fixed assets:

As of June 30th, 2005 and 2004, the company has temporarily inactive goods in some of its plants. For these assets the company maintains a provision for a value of THUS$14,165, depreciation is shown under other non-operating expenses.

NOTE 11 - INVESTMENTS IN RELATED COMPANIES

In order to establish the book value of investments, unrealized profits from operations with related companies have been eliminated.

In 2003, the Company included in its investments, liabilities in UF’s equivalent to 1,108,969, according to what is established in Technical Bulletin No. 64 of the Chilean Institute of Accountants, resulting in an accumulated restatement of THUS$7,156 (THUS$3,318 in 2004) as of June 30th, 2005.

Closing of Companies:

During 2004, the subsidiaries Terranova C&R S.A. and Forestal Terranova Guatemala S.A., from Costa Rica and Guatemala, respectively, were closed.

Investment sales

- Dated June 10th, 2005, the subsidiary Masisa Inversiones Ltda. sells, gives, and transfers to Puertos del Pacífico S.A. the totality of shares that it held in Inversiones Industriales S.A. for an amount of US$10,000.

- Dated June 10th, 2005, the subsidiary Inversiones Coronel Ltda. sells, gives, and transfers to Puertos del Pacífico S.A. the totality of shares that it held in the company Forestal Calle Calle S.A. for the amount of US$1.

These companies discontinued its proportional value method due to the fact that their net worth were negative and, by which, their results were recognized until they covered the investment. Therefore, the value of this sale was entirely recorded in the result.

NOTE 11 - INVESTMENTS IN RELATED COMPANIES

Investment Detail

							Shareholder’s
				Number	Participation %		Equity
			Investment
RUT	Companies	Country	Control	of shares	06/30/2005	06/30/2004	06/30/2005	06/30/2004
			Currency

96626060-2	Forestal Rio Calle Calle S.A.	Chile	Pesos	1	0.0000	0.0000	611	611
99511350-3	Inversiones Calle Calle S.A	Chile	Pesos	100,000	50.0000	50.0000	0	(3,109)
Foreign	Oxinova S.A.	Venezuela	Dollar	1,963,564	49.0000	49.0000	7,824	5,117
Foreign	Comercializadora T&T S.A.	Venezuela	Dollar	50	0.0000	50.0000	0	(237)
99505640-2	Forestal Calle Calle S.A.	Chile	Pesos	0	0.0000	9.0000	0	2
96652640-8	Inversiones Industriales S.A.	Chile	Pesos	0	0.0000	50.0000	0	0

	Total

the table continues below...

				Net income		Net income				Unrealized		Book value
				For the period		Accrued		VPP		Result		of investment
			Investment
RUT	Companies	Country	Control	06/30/2005	06/30/2004	06/30/2005	06/30/2004	06/30/2005	06/30/2004	06/30/2005	06/30/2004	06/30/2005	06/30/2004
			Currency

96626060-2	Forestal Rio Calle Calle S.A.	Chile	Pesos	0	0	0	0	0	0	0	0	0	0
99511350-3	Inversiones Calle Calle S.A	Chile	Pesos	0	0	0	0	0	0	0	0	0	0
Foreign	Oxinova S.A.	Venezuela	Dollar	1,033	1,022	494	501	3,834	2,507	0	0	3,834	2,507
Foreign	Comercializadora T&T S.A.	Venezuela	Dollar	0	0	0	0	0	0	0	0	0	0
99505640-2	Forestal Calle Calle S.A.	Chile	Pesos	0	0	0	0	0	0	0	0	0	0
96652640-8	Inversiones Industriales S.A.	Chile	Pesos	0	0	0	0	0	0	0	0	0	0

	Total							3,834	2,507	0	0	3,834	2,507

NOTE 12 – GOODWILL AND NEGATIVE GOODWILL

a) Goodwill

		06/30/2005		06/30/2004
		Amortization		Amortization
		Amount for the		Amount for the
		Period	Goodwill	Period	Goodwill
RUT	Company	THUS$	THUS$	THUS$	THUS$

Foreign	Terranova Forest Product Inc.	353	353	353	1,060
96,623,490-3	Masisa Cabrero S.A.	43	1,292	43	1,377

	Total	396	1,645	396	2,437

The purchase of 50% of Terranova Forest Product, Inc. in 1997, represented for direct subsidiary Inversiones Internacionales Terranova S.A. a goodwill that is expected to be amortized over a period of 10 years, considering returns from the business operations carried out by the above subsidiary.

The purchase of subsidiary Masisa Cabrero S.A., former-Fibranova S.A. by part of the old Masisa S.A., resulted in goodwill for the Company, expected to be amortized over a period of 20 years considering the operational returns of the above subsidiary.

b) Negative Goodwill

		06/30/2005		06/30/2004
		Amortization	Negative Goodwill	Amortization	Negative Goodwill
		Amount for the		Amount for the
		Period		Period
RUT	Company	THUS$	THUS$	THUS$	THUS$

Foreign	Corporación Forestal Guayamure C.A.	62	1,936	62	2,060
92,257,000-0	Old Masisa S.A.	1,382	33,450	1,383	36,216
81,507,700-8	Forestal Tornagaleones S.A.	50	1,704	50	1,804
96,802,690-9	Terranova S.A.	168	6,206	0	6,709

	TOTAL	1,662	43,296	1,495	46,789

The purchase of 43.16% of the old Masisa S.A. by Forestal Terranova S.A. (company merged into Terranova S.A.) in July 2002 and 0.544 % in June 2003, resulted in a negative goodwill for the Company, expected to be amortized over a period of 15 years considering the fact that the company’s assets are mostly industrial and their average life is similar to the above period.

The acquisition of 40.00% of Terranova S.A. carried out in October, 2003 by Forestal Terranova S.A (company merged into Terranova S.A.). resulted in a negative goodwill that is expected to be amortized over a period of 20 years.

Negative goodwill of Corporacion Forestal Guayamure C.A. from Venezuela, by direct subsidiary Inversiones Internacionales Terranova S.A. will be amortized over a period of 20 years, considering that this is a forest plantation investment.

The integration of the old Masisa S.A. to the capital increase on June 27th, 2002 by Forestal Tornagaleones S.A., resulted in a negative goodwill that is expected to be amortized over a period of 20 years.

NOTE 13 - OTHER (ASSETS)

As of June 30th, 2005 and 2004, respectively, the following are the balances of Other Assets:

	2005	2004
	THUS$	THUS$

Market value of currency swaps	6,032	0
Market value of rate swaps	72	1,506
Goodwill of bond placement	7,364	8,173
Cost of bond issuance and placement	2,613	3,155
Goods for sale (2)	1,163	5,561
Loan commissions and taxes to be refunded(3)	541	3,778
Placacentros set-up	454	0
Exploitation rights (1)	10,993	11,478
Legal deposits	588	0
Others	505	1,517

Total	30,325	35,168

(1) In May 1997, subsidiary Terranova de Venezuela S.A. pre-paid the lease of a CVG-Proforca sawmill amounting to US$10 millions to enter the forestry business in Venezuela. Since the lease of the above sawmill was critical for negotiating purchase agreements for 59,000 hectares of Caribbean wood plantations and thus enter the forestry business in Venezuela, the Company’s Management classified the pre-paid lease as a forest exploitation right, since it considered it as part of the exploitation rights. The items described will be amortized based on the cubic meters (m3) obtained from the forest product that will be produced by the Terranova de Venezuela S.A.’s forest over a period of 20 years (starting from 1997), estimated in 13,168,000 m3.

Coforven S.A. exploitation rights:

In fiscal year ended December 31st, 2000, Terranova de Venezuela S.A. acquired from its subsidiary Coforven S.A., exploitation rights for 236,000 m3/year of wood and a sawmill for THUS$ 3,324. Exploitation rights will be amortized based on the volume of m3 of forest products that will be produced by the forest for supplying the plants. Goodwill balance from the investment in Coforven recorded in the accounting books amounted to THUS$ 987 as of the sale date, which was included as part of the cost of exploitation rights, since Terranova de Venezuela S.A. is acquiring a significant share of Coforven S.A.’s productive assets. The asset value and exploitation rights were sold at reasonable market values and unrealized results were eliminated.

(2) Masisa S.A. and the subsidiaries Terranova Brasil Ltda, and Fibranova C.A. have reclassified salable assets according to the following amounts:

- Terranova Brasil Ltda. THUS$ 843
- Terranova Venezuela S.A. THUS$ 146
- Masisa S.A. THUS$ 174

(3) Commission expenses and pre-paid taxes due to long-term loans granted to the Company and its subsidiary Inversiones Internacionales Terranova S.A. These expenses were paid in advance by all loans obtained and are amortized during their effective date.

NOTE 14 – BANK AND FINANCIAL INSTITUTIONS SHORT -TERM OBLIGATIONS

		US Dollar		Other foreign currency		U.F.		ThCh$ no adjustment		Total
	Bank or financial Institution
		06/30/2005	06/30/2004	06/30/2005	06/30/2004	06/30/2005	06/30/2004	06/30/2005	06/30/2004	06/30/2005	06/30/2004
RUT	Bank or financial institution	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$

	Short Term

97,041000-7	BankBoston N.A.	17,075	0	0	0	0	0	0	0	17,075	0
97.023.000-9	Banco Corpbanca	9,047	12,010	0	0	0	0	0	0	9,047	12,010
97,919,000-K	ABN Amro Bank	8,034	0	0	0	0	0	0	0	8,034	0
97,042,000-2	HSBC Bank Chile	6,549	0	0	0	0	0	0	0	6,549	0
97,030,000-7	Banco Estado de Chile	6,546	4,805	0	0	0	0	0	0	6,546	4,805
97,004,000-5	Banco de Chile	5,022	18	0	0	0	0	0	0	5,022	18
97,051,000-1	Banco del Desarrollo	3,956	9,990	0	0	0	0	0	0	3,956	9,990
97,008,000-7	Citibank N.A.	3,305	0	0	0	0	0	0	0	3,305	0
97,080,000-K	Banco Bice	0	3,590	0	0	0	0	0	0	0	3,590
97,006,000-6	Banco de Crédito e Inversiones	0	14,529	0	0	0	0	0	0	0	14,529
97.039.000-6	Banco Santander	0	37	0	0	0	0	0	0	0	37
97,053,000-2	Banco Security	0	6,702	0	0	0	0	0	0	0	6,702
97,919,000-K	ABN Amro Bank	0	0	9,283	0	0	0	0	0	9,283	0
Foreign	Westdeutsche Landesbank	10,317	10,270	0	0	0	0	0	0	10,317	10,270
Foreign	Banco BBVA	3,039	3,016	0	0	0	0	0	0	3,039	3,016
Foreign	HSBC Bank Brasil S/A	72	4,554	0	0	0	0	0	0	72	4,554
Foreign	HSBC Bank USA	0	1,900	0	0	0	0	0	0	0	1,900
Foreign	Banco Itau	0	3,203	0	0	0	0	0	0	0	3,203
Foreign	Banco Mercantil	0	0	14,152	0	0	0	0	0	14,152	0

Foreign	Corpbanca Venezuela	0	0	4,993	6,582	0	0	0	0	4,993	6,582
Foreign	Banco Alfa S.A.	0	0	0	932	0	0	0	0	0	932
Foreign	Banco Ganadero BBVA	0	0	0	918	0	0	0	0	0	918
	Others	0	0	0	0	0	0	0	0	0	0

	Total	72,962	74,624	28,428	8,432	0	0	0	0	101,390	83,056
	Principal owed	72,272	74,212	27,979	8,318	0	0	0	0	100,251	82,530
	Rate	4.04%	3.01%	15.92%	3.01%	0	0	0	0	0	0

				Other foreign				ThCh$ no		Total
		US Dollar				U.F.		adjustment
	Bank or financial Institution
		2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
RUT	Bank or financial institution	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$

97,006,000-6	Banco de Crédito e Inversiones	4,004	3,847	0	0	2,661	22	0	0	6,665	3,869
97.030.000-7	Banco Estado de Chile	4,300	6,366	0	0	0	0	0	0	4,300	6,366
97.053.000-2	Banco Security	1,184	1,782	0	0	0	0	0	0	1,184	1,782
97.023.000-9	Banco Corpbanca	6,302	3,309	0	0	0	0	0	0	6,302	3,309
97.039.000-6	Banco Santander	5,107	19,605	0	0	0	0	0	0	5,107	19,605
96,658,480-7	Raboinvestment Chile S.A.	5,384	2,086	0	0	0	0	0	0	5,384	2,086
Foreign	Westdeutsche Landesbank	2,955	2,934	0	0	0	0	0	0	2,955	2,934
Foreign	Security Bank	953	956	0	0	0	0	0	0	953	956
Foreign	Desdner Bank Lateiamerica	2,104	2,105	0	0	0	0	0	0	2,104	2,105
Foreign	Citibank N.A.	30	134	0	0	0	0	0	0	30	134
Foreign	Comerica Bank	4,363	4,350	0	0	0	0	0	0	4,363	4,350
Foreign	Banco de Chile New York Branch	4,415	4,384	0	0	0	0	0	0	4,415	4,384
Foreign	The Bank of Nova Scotia	7,966	292	0	0	0	0	0	0	7,966	292
Foreign	Rabobank Nederland	2,564	44	0	0	0	0	0	0	2,564	44
Foreign	Kreditanstalt fur Wiederaufbau	13,440	9,360	0	0	0	0	0	0	13,440	9,360
Foreign	Banco BBVA	1,518	3,317	0	0	0	0	0	0	1,518	3,317
Foreign	Banco Itau BBA	3,000	1,000	0	0	0	0	0	0	3,000	1,000
Foreign	HSBC Bank Brasil S/A	1,000	1,256	0	0	0	0	0	0	1,000	1,256
Foreign	Landesbank Scheswing	0	143	0	0	0	0	0	0	0	143
Foreign	BankBoston.	0	1	0	0	0	0	0	0	0	1
	Others	0	0	0	0	0	0	0	0	0	0

	Total	70,589	67,271	0	0	2,661	22	0	0	73,250	67,293
	Principal owed	68,380	66,601	0	0	2,574	0	0	0	70,954	66,601
	Rate	4.72%	2.94%	0	0	6.70%	0	0	0	0	0

2005
%

Total amount of liabilities in foreign currency:	17.8000
Total amount of liabilities in local currency:	82.2000

NOTE 15 – BANK AND FINANCIAL INSTITUTIONS LONG-TERM

		Currency	More 1 year Up to 2 year	More 2 year up to 3 year	More 3 year Up to 5 year	More 5 year Up to 10 year	Date close actual period		Date close pastperiod Total Long Term to close The financial Statements

							Total Long Term to close The financial Statements

RUT	Bank o financial institution		THUS$	THUS$	THUS$	THUS$	THUS$	Rate	THUS$

97.006.000-6	Banco de Crédito e Inversiones	U.F.	1,287	0	0	0	1,287	6.70%	3,417
97.006.000-6	Banco de Crédito e Inversiones	Dollar	2,778	2,778	5,555	0	11,111	Libor 180 days+1.44%	20,000
96,658,480-7	Raboinvestment Chile S.A.	Dollar	5,000	2,750	0	0	7,750	Libor 180 days+1.875%	11,500
97.030.000-7	Banco del Estado de Chile	Dollar	4,232	4,232	2,117	0	10,581	Libor 180 days+2.10%	6,250
97.039.000-6	Banco Santander	Dollar	4,950	4,950	2,476	0	12,376	Libor 180 days+2.10%	26,751
97.023.000-9	Banco Corpbanca	Dollar	5,983	5,983	2,993	0	14,959	Libor 180 days+2.10%	6,500
97.006.000-6	Banco de Crédito e Inversiones	Dollar	2,500	2,500	1,250	0	6,250	Libor 180 days+2.10%	0
97.053.000-2	Banco Security	Dollar	1,167	1,167	583	0	2,917	Libor 180 days+2.10%	3,500
Foreign	Dresdner Bank Lanteiamerica	Dollar	2,000	0	0	0	2,000	Libor 180 days+1.900%	4,000
Foreign	Security Bank	Dollar	467	0	0	0	467	Libor 180 days+1.500%	1,400
Foreign	Comerica Bank	Dollar	4,286	0	0	0	4,286	Libor 180 days+1.350%	8,572
Foreign	Banco de Chile New York	Dollar	4,300	2,100	0	0	6,400	Libor 180 days+1.250%	10,700
Foreign	The Bank of Nova Scotia	Dollar	7,500	10,000	0	0	17,500	Libor 180 days +1.150%	25,000
Foreign	Citibank	Dollar	106	0	0	0	106	5,20%	0
Foreign	Rabobank Nederland	Dollar	2,500	2,500	5,000	0	10,000	Libor 180 days+1.00%	12,500
Foreign	Kreditanstalt fur Wiederaufbau	Dollar	10,128	7,130	14,260	1,665	33,183	Libor 180 days+0.69%	46,308
Foreign	Westdeutsche Landesbank	Dollar	4,081	2,911	2,326	0	9,318	Libor 180 days+0.45%	12,228
Foreign	Banco BBVA	Dollar	1,445	1,445	721	0	3,611	Libor 180 days+2.10%	3,250
Foreign	Banco Itau BBA	Dollar	2,000	0	0	0	2,000	Libor 180 days+5.0%	5,000

	Total		66,710	50,446	37,281	1,665	156,102		206,876

2005
%

Total amount of liabilities in foreign currency:	0.8200
Total amount of liabilities in local currency:	99.1800

The loans granted by Masisa Inversiones Limitada to the subsidiary Masisa do Brasil Limitada through Banco Itaú BBA S.A., that rise to the amount of US$104,523,218.88, as shown in “Notes” issued by Banco Itaú BBA S.A., of which are holders Masisa Inversiones Limitada and that are record, besides, and in ¨Cédulas de Crédito Bancário - Res.2770¨ which beneficiary is Banco Itaú BBA S.A., are presented reducing the corresponding debts for the same amount that the subsidiary Masisa do Brasil Limitada maintains with Banco Itaú BBA S.A., in consideration that the documents in which this operations are established allowed to settle them with only the notification to the bank with the anticipation established in the respective documents.

Additionally and as consequence of the previously mentioned, the interests generated by the “Notes” and “Cédulas de Crédito Bancário – Res.2770” are presented net in the statement of income.

NOTE 16 – SHORT AND LONG TERM OBLIGATIONS WITH THE PUBLIC (PROMISSORY NOTES AND BONDS)

Bond obligations:

a) Immaterialized bonds to payee issued by the Company under Registration No. 336 dated on June 30th, 2003, at the Registro de Valores (Securities Registry) of the Superintendence of Securities and Insurance.

Characteristics:

Series A1 Bonds corresponds to 3,000 titles of UF500 and Series A2 Bonds corresponds to 500 titles of UF5,000, which expire on a six-month basis; the capital payment dates are December 15th and June 15th of each year as of year 2005, ending in year 2009, and their interests, on a six-month basis, on December and June as of 2003.

- This bond is partially covered against dollar exchange exposure with regard to the UF, by the taking out of Swaps in Scotiabank Sud Americano and Morgan Stanley Capital Services Inc.; it has been valued according to what is established in paragraph 11 of Technical Bulletin No.57 of the Chilean Institute of Accountants, as shown below:

2005
THUS$
Series A Bonds (capital plus interests)	121,073
Restatement according to TB-57 p. 11	(270)

Total	120,803

Series B Bonds: corresponds to 2,000 titles of UF500, their expirations are on a six-month basis; capital payment dates are December 15th and June 15th of each year starting in year 2009 and ending in year 2024 and the respective bi-annual interests in December and June starting from year 2003.

Series C1 Bonds: corresponds to 1,000 titles of US$10,000 and Series C2 Bonds corresponds to 200 titles of US$100,000, the capital payment dates are June 15th, 2008; their interests are in a six-month basis, in December and June starting from year 2003.

b) Immaterialized bonds to payee issued by the old Masisa S.A., according to registration N° 355 and 356 dated September 30th, 2004, in the Registro de Valores (Securities Registry) of the Superintendence of Securities and Insurance.

Characteristics:
Series A Bond:
Corresponds to 5,000 titles of UF500 each with a maturity term of 7 years, with a two year grace period for the amortization of principal. Accrues interest of 5% annually, compounded, calculated over the base of equal semesters of 180 days beginning December 15th, 2003 and which payments will be made June 15th and December 15th of each year. The repayment of principal will be amortized over 10 equal and successive payments beginning June 15th, 2006.

This bond is partially covered against dollar exchange exposure in relation to the UF, by the taking out of Swaps in Scotiabank Sud Americano and Morgan Stanley Capital Services Inc. (as stated in note 23, and has been valued accordingly, pursuant to what is stated in paragraph 11 of Technical Bulletin No. 57 of the Chilean Institute of Accountants, as shown below:

2005
Series A:	THUS$
(Capital plus interests)	75,669
Restatement according to TB-57 p. 11	(688)

Total	74,981

Series B Bond:
Corresponds to 1,404 titles of UF500 each with a maturity term of 21 years, with a seven year grace period for the amortization of principal. Accrues interest of 6.25% annually, compounded, calculated over the base of equal semesters of 180 days beginning December 15th, 2003 and which payments will be made June 15th and December 15th of each year. The repayment of principal will be amortized over 28 equal and successive payments beginning June 15th, 2011.

c) Private Placement: Corresponds to a private placement bonds issued by the subsidiary Masisa Overseas Ltd., which were acquired by Funds and Insurance Companies of the United States of America.

Capital expires at annual rate of US$9 million, payment date is May 15th of each year, 2004, ending May 15th, 2008. Interest are paid every six months in May and November of each year.

Registration Number or Instrument	Series	Nominal amount Valid placement outstanding	Currency of bond adjustment	Interest rate	Final maturity
Identification						Periodicity		Par Value		Place of the transaction

						Interest Payment	Amortization Payment
								06/30/2005	06/30/2004	Chile or Foreign

Short term Portion of Long Term Bond
336	A	4,000	U.F.	5.00%	15-06-2009	6 Months	2005	30,249	218	Local
336	B	1,000	U.F.	6.00%	15-06-2024	6 Months	2005	74	65	Local
336	C	30,000	Dollar	5.00%	15-06-2008	6 Months	2005	66	62	Local
356	A	2,500	U.F.	5.00%	15-12-2010	6 Months	2005	7,706	138	Local
355	B	702	U.F.	6.25%	15-12-2024	6 Months	2005	54	48	Local
Private Placement	B	9,000	Dollar	8.06%	14-05-2008	6 Months	2006	9,284	9,378	Foreign

Total Short Term Portion								47,433	9,909

Long Term Bond
336	A	4,000	U.F.	5.00%	15-06-2009	6 Months	2009	90,554	106,965	Local

336	B	1,000	U.F.	6.00%	15-06-2024	6 Months	2024	30,206	26,741	Local
336	C	30,000	Dollar	5.00%	15-06-2008	6 Months	2008	30,000	30.000	Local
356	A	2,500	U.F.	5.00%	15-12-2010	6 Months	2010	67,275	66,851	Local
355	B	702	U.F.	6.25%	15-12-2024	6 Months	2024	21,205	18,772	Local
Private Placement	B	27,000	Dollar	8.06%	15-06-2008	6 Months	2008	18,000	27,000	Foreign

Total Long Term								257,240	276,329

NOTE 17- PROVISIONS AND WRITE-OFFS

The following are the provisions as of June 30th, 2005 and 2004:

Short-Term Provisions	2005	2004
	THUS$	THUS$

Related to the Personnel:
Vacations	3,432	2,441
Participation	520	0
Gratification legal	340	297
Personnel benefits	483	0
Others benefits	316	0

Other Provisions:
Consultancy and services	1,429	1,533
Commissions	1,349	1,362
Resin purchase	0	594
Major repairs and plant shutdowns	1,330	1,856
Terranova Foundation Support	270	0
Raw material cost provision	108	0
Export and freight expenses	480	645
Client Complaints	468	1,198
Possible lower sales price of OSB	0	2,000
Services	172	1,731
Contingent liabilities	521	1,022
Company reorganization	0	198
Company asset tax	0	162
Tax contingencies	2,369	0
Bills Receivable	1,576	280
Other Provisions	1,327	1,984

Total	16,490	17,303

Long-Term Provisions	2005	2004
	THUS$	THUS$

Other taxes	621	528
IAS Provision	19	215

Total	640	743

Provisions presented net from assets	2005	2004
	THUS$	THUS$

Provisions presented net from assets that originate them:
Provision for doubtful accounts	4,632	3,563
Provision for uncollectible documents	762	383
Provision for sundry uncollectible debtor	406	628
Provision for product obsolescence	1,724	2,344
Provision for spare parts obsolescence	2,186	1,297
Provision for fix assets	14,165	6,500

Total	23,875	14,715

NOTE 18– SEVERANCE PAYMENT

Severance payments are as follows:

	2005	2004
	THUS$	THUS$

Balances as of January 1st	13	163
Provision for the period	6	52
Payments for the period	0	0

Balances as of June 30th	19	215

Charges to income for the year amounted to THUS$6 (THUS$52 in 2004).

NOTE 19– OTHER LONG TERM LIABILITIES

Balance as of June 30th is set forth in detail:

	Expirations			Values
	2007	2008	2009	2005	2004

ICMS Tax payable on long term	7,423	5,389	2,190	15,002	9,343
Unrealized profit by cover operations
Of existing entries	2,161	0	0	2,161	0
Swap market value of currencies	2,041	0	0	2,041	0

Total	11,625	5,389	2,190	19,204	9,343

NOTE 20– MINORITY INTEREST

The breakdown of the minority interest recorded by the Company, both in liabilities and net income is as follows:

	Liabilities		Net income for the period
	2005	2004	2005	2004
the Long/term liabilities	THUS$	THUS$	THUS$	THUS$

Forestal Tornagaleones S.A.	44,319	37,065	(1,019)	26
Forestal Argentina S.A.	31,580	27,626	0	(112)
Maderas y Sintéticos de Perú S.A.C	2	0	(1)	0
Corporación Forestal Guayamure C.A.	1,962	1,895	20	8
Inversiones Internacionales Terranova S.A.	21,155	20,124	2,367	966
Masisa S.A. (former subsidiary)	0	221,293	0	(9,411)

Total	99,018	308,003	1,367	(8,523)

NOTE 21 - SHAREHOLDERS' EQUITY VARIATIONS

a) The movement on capital and reserve accounts during 2005 and 2004 were as follows:

As of June 30th, 2005

	Paid-in capital THUS$	Reserve for Capital Revaluation THUS$	Overpricing on sales of shares THUS$	Other Reserves THUS$	Reserve for future dividends THUS$	Accumulated income THUS$	Interim Dividends THUS$	Deficit during development period THUS$	Period Income THUS$

Initial Balance	583,739	0	0	122,643	0	14,979	0	0	56,778
Previous period income distribution	0	0	0	0	26,425	30,353	0	0	(56,778)
Definitive dividend of previous period	0	0	0	0	0	0	0	0	0
Capital Increase with shares issue	0	0	0	0	0	0	0	0	0
Capitalization of reserves and/or profits	0	0	0\	0	0	0	0	0	0
Deficit accumulated during development period	0	0	0	0	0	0	0	0	0
Dividend payment	0	0	0	0	(38,304)	(13,807)	0	0	0
Capital effects due to merger	112,742	0	0	33,403	63,303	28,603	0	0	0
Conversion difference adjustment	0	0	0	(529)	0	0	0	0	0
Forestry reserve	0	0	0	3,862	0	0	0	0	0
Equity capital revaluation	0	0	0	0	0	0	0	0	0
Net income for the period	0	0	0	0	0	0	0	0	21,550
Interim dividends	0	0	0	0	0	0	0	0	0

Final Balance	696,481	0	0	159,379	51,424	60,128	0	0	21,550

			As of June 30th, 2004

	Paid-in capital ThCh$	Reserve for Capital Revaluation ThCh$	Overpricing on sales of shares ThCh$	Other Reserves ThCh$	Reserve for future dividends ThCh$	Accumulated income ThCh$	Interim Dividends ThCh$	Deficit during development period ThCh$	Period Income ThCh$

Initial Balance	602,117	0	0	113,551	0	39,122	0	(4,133)	(20,010)
Previous period income distribution	0	0	0	0	0	(24,143)	0	4,133	20,010
Definitive dividend of previous period	0	0	0	0	0	0	0	0	0
Capital Increase with shares issue	0	0	0	0	0	0	0	0	0
Capitalization of reserves and/or profits
Deficit accumulated during development period	0	0		0	0	0		0	0
Dividend payment
Capital effects due to merger
Conversion difference adjustment	0	0	0	482	0	0	0	0	0
Forestry reserve	0	0	0	4,645	0	0	0	0	0
Equity capital revaluation	0	0	0	0	0	0	0	0	0
Net income for the period	0	0	0	0	0	0	0	0	16,048
Interim dividends

Balance	602,117	0	0	118,678	0	14,979	0	0	16,048

Restated balance	602,117	0	0	118,678	0	14,979	0	0	16,048

b) Numbers of shares

Series	Numbers shares subscribed	Numbers paid shares	Numbers shares with voting rights

Unique	5,049,060,017	5,049,060,017	5,030,981,033

c) Capital (amount THUS$)

Series	Subscribed Capital	Paid Capital

Unique	696,481	696,481

d) Acquisition and ownership of company shares

Share repurchase reason	Share repurchase date	Share repurchase

		N° of Shares	Series	Amount

Withdrawal right old Terranova S.A.	05-27-2005	12,647,263	Unique	3,202

Withdrawal right old Masisa S.A.	05-27-2005	5,431,721	Unique	1,379

SHAREHOLDERS' EQUITY VARIATIONS

a) Paid-in Capital

The subscribed and paid-in capital as of June 30th, 2005 amounts to THUS$696,481, which is equivalent to 5,049,060,017 shares with no nominal value.

-In year 2005

At the Extraordinary Shareholder’s Meeting of the old Masisa S.A. and the old Terranova S.A., held on April 12th and 13th, 2005, respectively, the merger by absorption of the old Masisa S.A. into the old Terranova S.A. was agreed.

At the Extraordinary Shareholder’s Meeting of the old Terranova S.A., the modifications to the company bylaws were approved, of which the following are the main modifications:

- Replace the name of the company by “Masisa S.A.”

- Enlarge its company objective to include the company’s objective of the old Masisa S.A.

- Increase the company’s capital from THUS$583,739 divided into 3,918,427,856 shares without nominal value, from the same and unique series and with no privileges, to the amount of THUS$696,481, divided into 5,049,060,017 shares and without nominal value, from the same and unique series and with no privileges, through the emission of 1,130,632,161 new shares without nominal value, from a same and unique series and with no privileges, which were wholly destined to the old Masisa S.A. shareholders, in the proportion that corresponds to the agreed exchange ratio.

- In year 2004

On October 31st, 2004 it was unanimously agreed to reduce the company’s capital stock by THUS$16,828 equivalent to 87,871,054 shares.

On December 26th, 2004 it was unanimously agreed to reduce the company’s capital stock by THUS$1,550 equivalent to 13,538,394 shares.

Both decreases regard shares of company emission that the company maintained due to the merger of the old Terranova S.A. with Andinos S.A. and Millalemu S.A. dated September 30th, 2003.

b) Distribution of Profits

The dividend policy established by Masisa S.A. is to annually distribute to the shareholders an amount, to be defined at the Ordinary Shareholders Meeting, of not less than 30% and not higher that 50% of the consolidated net profits from each annual balance sheet, will be annually distributed to the shareholders, with no payment of interim dividends.

The following table sets forth in detail the dividends per share that the Shareholder’s Meeting agreed for year 2005, which are presented in dollars as of the payment date:

.. Paid by:

The old Masisa S.A.:

Dividend			Month of payment	Dividend Per share US$	Amount of third party shares

Possible	Year 2004	N°36	May-2005	0,026894326	441,653,188
Additional	Year 2004	N°35	May-2005	0,031263070	441,653,188
Definite	Year 2004	N°34	April-2005	0,013398459	441,653,188

The old Terranova S.A.:

Dividend			Month of payment	Dividend Per share US$	Amount of third party shares

Additional	Year 2004	N°10	April-2005	0,001141276	3,918,427,856
Definite	Year 2004	N°10	April-2005	0,004092497	3,918,427,856

c) Other Reserves are as follows:

Forestry Reserve:

The forestry reserve amounts to THUS$145,982 (THUS$125,105 in 2004), and corresponds to the difference between the appraisal value established by the Company’s forestry engineers and its respective historical cost, which includes the actual financing cost. The forest reserve is recorded net of deferred taxes, according to what is established in Technical Bulletins Nos. 60 and 69 of the Chilean Institute of Accountants.

Other Reserves:

Other reserves result from converting into United States dollars, the net equity of some subsidiaries and related companies that have kept or still keep their accounting records in Chilean pesos for a amount of THUS$13,297 (THUS$6,527 negative in 2004), and by constitution of another Legal Reserve by foreign subsidiaries for THUS$100 (THUS$100 in 2004).

d) Shares of company emission

To asses the number of shares in table 21 “Acquisition and ownership of company shares” , the following was considered:

- By withdrawal right: 2,121,766 shares of the old Masisa S.A. bought from shareholders that exercised their withdrawal right were multiplied by the exchange ratio 2.56, resulting in the amount of 5,431,721 shares.

NOTE 22 – OTHER NON OPERATING INCOME AND EXPENSES

Other income and non-operating income as of June 30th, 2005 and 2004 is as follows:

Other non-operating income	2005 THUS$	2004 THUS$

Lease of plants, offices and others	49	382
Insurance Compensation	298	1,230
Income per services	103	14
Income per land sale	403	755
Profit per sale of fix assets, raw material, spare parts, and supplies	1,429	297

Total	2,282	2,678

Other non-operating expenses:

	2005 THUS$	2004 THUS$

Amortizations and Depreciations	427	569
Penance, fines, and infringements	125	489
Refund payments	92	209
Loss per lease	295	670
Loss per supply sales	165	142
Loss per fix asset sales	635	419
Loss per fire provision	350	550
Uncollectible non operating debt	0	958
Others	908	252

Total	2,997	4,258

NOTE 23 – EXCHANGE DIFFERENCES - FOREIGN CURRENCY

The breakdown of all foreign currency accounts is as follows:

		Amount

Account	Currency	06/30/2005	06/30/2004

ASSETS(DEBIT)/CREDIT
Cash	Argentinean pesos	(50)	(155)
Cash	Chilean Pesos	40,368	67
Cash	Mexican Pesos	84	(448)
Cash	Real	(39,854)	23
Cash	Bolivars	(110)	(271)
Cash	Other currencies	(111)	21
Marketable securities	Bolivars	(44)	0
Marketable securities	Chilean Pesos	0	(209)
Accounts receivable	Argentinean pesos	0	(33)
Accounts receivable	Chilean Pesos	(809)	(1,194)
Accounts receivable	U.F.	(22)	0
Accounts receivable	Mexican Pesos	131	(204)
Accounts receivable	Dollars	0	0
Accounts receivable	Real	0	(932)
Accounts receivable	Bolivars	(11)	(532)
Accounts receivable	Other currencies	229	116
Notes receivable	Chilean Pesos	274	(271)
Notes receivable	Argentinean pesos	186	0
Notes receivable	Real	2,306	(4)
Notes receivable	Mexican Pesos	837	0
Notes receivable	Bolivars	(618)	(232)
Notes receivable	Other currencies	(235)	0
Sundry debtors	Chilean Pesos	0	(1,285)
Sundry debtors	Bolivars	(357)	0
Sundry debtors	Mexican pesos	210	0
Sundry debtors	Other currencies	6	0
Sundry debtors	Real	17	(151)
Notes and accounts receivable from related companies	Chilean Pesos	(1,832)	63
Notes and accounts receivable from related companies	Real	8	0
Notes and accounts receivable from related companies	Bolivars	(2)	(957)
Notes and accounts receivable from related companies	Other currencies	34	(58)
Notes and accounts receivable from related companies	Argentinean pesos	9	0
Notes and accounts receivable from related companies	Mexican pesos	181	428
Recoverable taxes	New sol	(128)	0
Recoverable taxes	Argentinean pesos	304	0
Recoverable taxes	Chilean pesos	(685)	(286)
Recoverable taxes	Mexican pesos	(166)	0
Recoverable taxes	Real	461	(169)
Recoverable taxes	Bolivars	(1,698)	(2,402)
Recoverable taxes	Other currencies	30	1
Others assets	Argentinean pesos	(7)	0
Others assets	Chilean pesos	97	(103)
Others assets	U.F.	(289)	0
Others assets	Bolivars	(13)	233
Others assets	Mexican pesos	(23)	0
Others assets	Real	126	553
Others assets	Other currencies	7	1
Total (debit) / credit		(1,159)	(8,390)

LIABILITIES (DEBIT)/CREDIT
Short-term financial liabilities	New sol	(3)	0
Short-term financial liabilities	Argentinean pesos	0	86
Short-term financial liabilities	Mexican pesos	0	(78)
Short-term financial liabilities	Chilean pesos	145	1,067
Short-term financial liabilities	U.F.	(3,308)	0

Short-term financial liabilities	Other currencies	(603)	0
Short-term financial liabilities	Real	(661)	656
Short-term financial liabilities	Dollars	(498)	0
Short-term financial liabilities	Bolivars	310	849
Obligations with the public	U.F.	4,443	12,625
Obligations with the public	Mexican pesos	(251)	0
Accounts payable	Argentinean pesos	(136)	(95)
Accounts payable	Chilean pesos	122	217
Accounts payable	Mexican pesos	(92)	0
Accounts payable	Real	(538)	267
Accounts payable	Bolivars	181	518
Accounts payable	Other currencies	(21)	(14)
Sundry debtors	Chilean pesos	0	3
Sundry debtors	Bolivars	141	30
Sundry debtors	Other currencies	(7)	0
Notes and accounts payable to related companies	Chilean pesos	(173)	1
Notes and accounts payable to related companies	Real	(3)	0
Notes and accounts payable to related companies	Argentinean pesos	(7)	0
Notes and accounts payable to related companies	Mexican pesos	6	0
Notes and accounts payable to related companies	Bolivars	772	1,932
Notes and accounts payable to related companies	Other currencies	0	(141)
Income taxes	Chilean pesos	0	(66)
Income taxes	Real	(46)	0
Income taxes	Bolivars	0	144
Income taxes	Other currencies	(31)	0
Other long-term liabilities	Nuevo sol	(101)	0
Other long-term liabilities	Argentinean pesos	(912)	0
Other long-term liabilities	Chilean pesos	2,004	(4)
Other long-term liabilities	U.F.	5	0
Other long-term liabilities	Bolivars	471	36
Other long-term liabilities	Other currencies	4	0
Other long-term liabilities	Mexican pesos	(349)	(339)
Other long-term liabilities	Real	(2,410)	(359)

Total (debit) / credit		(1,546)	17,335

(Loss) Profits from exchange difference		(2,705)	8,945

NOTE 24 – DEBT AND EQUITY ISSUANCE AND PLACEMENT EXPENSES

Placement of bonds
-------------------

Expenses incurred in the issuance of bonds, are being amortized linearly in the duration period of the obligation and are shown below:

	2005 THUS$	2004 THUS$

Stamp taxes	3,896	3,716
Placement commission	97	85
Commission from auctions of bonds	322	322
Risk Rating Consultancy	109	105
Registration Rights	19	18
Legal Consultancy	12	11
Printing Expenses	13	13
Other expenses	87	87

Total Expenses	4,555	4,357

Accumulated Amortization	(1,299)	(578)

Balance to be amortized	3,256	3,779

These expenses are presented in circulating capital in Expenses prepaid by the short term portion of THUS$643 (THUS$624 in 2004) and in long term Assets in Others by the long term portion of THUS$2,613 (THUS$3,155 in 2004).

NOTE 25 – CHASH FLOW STATEMENT

Fecu Code 5.41.11.40 Other income received is:

Detail	2005 THUS$	2004 THUS$

Export Iva Refund	10,901	6,152
Customs Reimbursement	1,202	822
Catastrophe Insurance Compensation	36	4,825
Sundry debtors	499	222
Other Income	520	1,399

TOTAL	13,158	13,420

Fecu Code 5.50.30.55 Other charges to results that do not represent cash flow are:

Detail	Country	2005 THUS$	2004 THUS$

Depletion	Chile	4,943	4,242
Depletion	Brazil	4,063	3,186
Depletion	Argentina	943	953
Depletion	Venezuela	1,814	1,819
Others		555	2,312

TOTAL		12,318	12,512

NOTE 26 – DERIVATIVES CONTRACTS

The company has entered into the following Swap Agreements:

a) Currency Swap Agreements:

	Receivable			Payable

	Currency	Amount	Rate	Currency	Amount	Rate

Banco Scotiabank Sudamericano	U.F.	689,737	4.939%	THUS$	20,000	6.93%
Morgan Stanley Capital Services	U.F.	1,687,231	4.939%	THUS$	50,000	6.55%
Banco Scotiabank Sudamericano	U.F.	701,619	4.940%	THUS$	20,000	6.20%
Morgan Stanley Capital Services	U.F.	1,403,237	4.939%	THUS$	40,000	6.36%

b) Interest Rate Hedge Agreements

		Amount	Receivable Rate	Payable Rate

Santander Chile	THUS$	4,250	Libor 180 days	4,50%
Santander Chile	THUS$	3,542	Libor 180 days	4.47%
Citibank N.A.	THUS$	3,542	Libor 180 days	4.12%
Santander Chile	THUS$	3,542	Libor 180 days	4.23%
Citibank N.A.	THUS$	3,542	Libor 180 days	4.35%
Citibank N.A.	THUS$	5,259	Libor 180 days	4.45%
Citibank N.A.	THUS$	8,994	Libor 180 days	4.77%
Santander Chile	THUS$	2,833	Libor 180 days	4.73%
Citibank N.A.	THUS$	6,996	Libor 180 days	4.99%
Citibank N.A. New York	THUS$	9,000	Libor 180 days	5.20%

c) Investment Contract

	Receivable				Payable
	Currency	Amount	Rate	Currency	Amount	Rate
Morgan Stanley Capital Services	THUS$	20,000	6.20	MXN	229,000	11.75

Derivative Contracts

				Description of the contract				Protected Value	Affected Account Assets / Liabilities		Effect On Income
Type	Contract	Value	Maturity	Class	Buy/Sale	Name	Amount		Name	Amount	Realized	Unrealized
S	CCPE	0	I-2006	Interest Rate	C	Loans in US Dollars	17,000	4,250	Other long-term assets	36	(19)	0
S	CCPE	0	I-2006	Interest Rate	C	Loans in US Dollars	12,396	3,542	Other long-term assets	26	(14)	0
S	CCPE	0	I-2006	Interest Rate	C	Loans in US Dollars	12,396	3,542	Other long-term assets	29	(16)	0
S	CCPE	0	I-2006	Interest Rate	C	Loans in US Dollars	12,396	3,542	Other long-term assets	22	(13)	0
S	CCPE	0	I-2006	Interest Rate	C	Loans in US Dollars	12,396	3,542	Other long-term assets	19	(12)	0
S	CCPE	0	IV-2006	Interest Rate	C	Loans in US Dollars	8,832	5,259	Other long-term assets	48	(12)	0
S	CCPE	0	II-2006	Interest Rate	C	Loans in US Dollars	32,978	8,994	Other long-term assets	74	(1)	0
S	CCPE	0	I-2006	Interest Rate	C	Loans in US Dollars	11,331	2,833	Other long-term assets	28	(15)	0
S	CCPE	0	II-2006	Interest Rate	C	Loans in US Dollars	13,577	6,996	Other long-term assets	76	(1)	0
S	CCPE	0	II-2009	Currency exchange	C	U.F. Bonds	20,000	21,492	Other long-term liabilities	375	0	0
S	CCPE	0	II-2009	Currency exchange	C	U.F. Bonds	50,000	52,574	Other long-term liabilities	1,466	0	0
S	CCPE	0	IV-2010	Currency exchange	C	U.F. Bonds	20,000	22,168	Other long-term liabilities	1,040	0	0
S	CCPE	0	IV-2010	Currency exchange	C	U.F. Bonds	40,000	44,337	Other long-term liabilities	3,102	0	0
S	CI	0	IV-2010	Currency exchange	C	Future Flows	20,000	21,405	Other long-term liabilities	1,459	0	(1,459)
S	CI	0	IV-2006	Interest Rate	C	Loans in US Dollars	9,000	9,000	Obligations to banks and financial institutions	107	(30)	0

NOTE 27 – CONTINGENCIES AND RESTRICTIONS

Contingencies and covenants valid to the close of this period are the following:

a) Restrictions to the management or limits to financial indexes

The loan agreements entered into by Inversiones Internacionales Terranova S.A. with German banks KfW and WestLB, imply for Masisa S.A., as guarantor, the fulfillment of certain obligations, that do not alter significantly its activities, to provide financial information on a regular basis, to maintain updated its obligations with third parties, to obtain prior consent from the above banks to dispose, transfer or sell a significant part of its assets or establish guarantees on them. Additionally, the above mentioned loan agreement with KfW establishes that the Company, based on its consolidated financial statements, must comply with certain financial indexes:

Maximum indebtedness ratio: 0.85
Maximum financial debt to cash generation ratio: 5.5
Minimum cash generation to financial expenses ratio: 2.0
Tangible net worth, minimum: THUS$500,000

All the above obligations were fulfilled at the time these financial statements were issued.

- The Syndicated Loan Agreement entered into on February 2nd, 2001 by foreign subsidiaries Andinos C.A., Fibranova C.A. and Terranova Brasil Ltda., with Chilean banks Banco Santander-Chile, Banco del Estado and Banco BBVA, for the total amount of THUS$ 85,000 implies for Masisa S.A. as guarantor, the fulfillment of certain obligations , that do not alter significantly its activities, to provide financial information on a regular basis, to maintain updated its obligations with third parties, to obtain prior consent from the above banks to dispose, transfer or sell a significant part of its assets or establish guarantees on them. Additionally, the syndicated loan establishes that the company, based on its consolidated financial statements, must comply with certain financial indexes:

Maximum indebtedness ratio: 0.85
Maximum financial debt to cash generation ratio: 5.5 (2004); 5.0 (2005); 4.5 (2006); 4.0 (2007)
Minimum cash generation to financial expenses ratio: 2.5 (2004); 2.65 (2005); 3.0 (2006); 3.25 (2007)
Tangible net worth, minimum: THUS$700,000

All these obligations are fulfilled at the time these financial statements were issued.

The Syndicated Loan Agreement entered into on April 15th, 2002 by foreign subsidiary Fibranova C.A. of Venezuela, with Chilean banks Banco Santander-Chile, Banco de Credito e Inversiones, Banco Corpbanca and Banco Security for the total amount of THUS$ 65,000 implies for Masisa S.A. as guarantor, the fulfillment of certain obligations, that do not alter significantly its activities, to provide financial information on a regular basis, to maintain updated its obligations with third parties, to obtain prior consent from the above banks to dispose, transfer or sell a significant part of its assets or establish guarantees on them. Additionally, the syndicated loan establishes that the company, based on its consolidated financial statements, must comply with certain financial indexes:

Maximum indebtedness ratio: 0.85
Maximum financial debt to cash generation ratio: 5.5 (2004); 5.0 (2005); 4.5 (2006); 4.0 (2007)
Minimum cash generation to financial expenses ratio: 2.5 (2004); 2.65 (2005); 3.0 (2006) ); 3.25 (2007)
Tangible net worth, minimal: THUS$700,000

All these obligations are fulfilled at the time these financial statements were issued.

- On August 6th and 13th, 2003, Masisa S.A. placed bonds for THUF 4,000 over a period of 6 years with a 2-year grace period, THUF 1,000 over a period of 21 years with 6-year grace period and THUS$30,000 over a period of 5 years “bullet” type. The placement of bonds implies the following obligations for the Company, among others:

- Continuous and uninterrupted registration of the Company in the Registry of Securities of the Superintendence of Securities and Insurance. Maintain insurance to reasonably protect the operational assets according to the common practices for companies with the same objective and line of business as that of the Company.
- Conducting operations between related parties according to market conditions.
- Maintain a minimum forest volume of 60,000 hectares of radiata pine forests planted in Chile with an average age of over 8 years.
- A net equity (account 5.24.00.00 of the FECU) over THUS$ 600,000.
- Liabilities (over 5.21.00.000 plus account 5.22.00.00 of the FECU) on net equity (account 5.23.00.00 plus account 5.24.00.00 of the FECU) ratio also known as leverage, at consolidated and individual level not higher than:

i. 0.95 times between March 31st, 2004 and December 31st, 2004; and
ii. 0.85 times starting from March 31st, 2005 up to the expiry date of the bonds.

All these obligations are fulfilled at the time these financial statements were issued.

- The Loan Agreement entered into on February 26th, 2004 by foreign subsidiaries Fibranova C.A. and Andinos C.A. of Venezuela with German bank KfW, for the total amount of THUS$ 19,000 implies for Terranova S.A. as guarantor, the fulfillment of certain obligations, that do not alter significantly its activities, maintaining indirect control of both debtors, providing financial information on a regular basis, keeping updated its obligations with third parties, obtaining prior consent from the above bank to dispose, transfer or sell a substantial part of its assets or establish guarantees on them.

All these obligations are fulfilled at the time these financial statements were issued.

Forestal Tornagaleones S.A.

a) Granted Guarantees

As of October 15th, 1998, subsidiary Forestal Tornagaleones S.A. entered a loan with Rabobank Investments Chile S.A. As a result of this obligation, the company mortgaged plantations and property for the duration of the period requested for the loan. As of June 30th, 2005, the book value of the mortgaged plantations amounts to THUS$ 20,599 and the value of the land amounts to THUS$4,528.

In addition, the credit contract includes other normal dispositions fro these types of agreements.

b) Indirect Guarantees

- In 2001, Forestal Tornagaleones S.A., became joint and several co debtor and guarantor on behalf of Dresdner Bank and Banco Security for loans granted by said institutions to subsidiary Forestal Argentina S.A. These loans where used to finance new plantations, to purchase land, and to restructure its financial debt.

On March 18th, 2004, Masisa S.A., controlling shareholder of Forestal Tornagaleones S.A., replaced the company in its condition of credit guarantor for US$6,000,000, now reduced to the amount of US$4,000,000, of the loan from Dresdner Bank, to the subsidiary Forestal Argentina S.A. In addition, the credit granted by Banco Security to the subsidiary Forestal Argentina S.A. forces Forestal Tornagaleones S.A. to fulfill the same liabilities that the company was subject to as credit guarantor granted by Dresdner Lateinamerika Bank A.G. to the subsidiary Forestal Argentina S.A.

As consequence of the conditions above, Forestal Tornagaleones S.A., is obliged to fulfill certain obligations that are normal for these kinds of operations, including the following:
- Maintain net worth not less than US$80,000,000;
- Maintain leverage less or equal to 0,4 times;
- Maintain a capital-long term credit relation, regarding fix assets, equal or more than 1; and
- Maintain an EBITDA relation and financial expenses over or equal to 1,5 times.

All these obligations are fulfilled at the time these financial statements were issued.

Masisa S.A.

- Bonds’ emission and placement in the local market

The agreement that establishes the issuance and placement of bonds by Masisa S.A. parent company in the local market establishes for it and/or its subsidiaries certain obligations that are common for this type of operations, among which the following are included, in the specific terms and conditions stated in the respective bond issue agreement: taking out of insurance for the main assets, according to the standards of the industry; delivery, to the Representatives of the Bond Holders, of the quarterly and annual financial statements, individual and consolidated, of the issuer and of the subsidiaries that are governed by the norms applicable to publicly traded companies, and copies of the risk-rating reports; update of accounting books of the parent company and its subsidiaries; transactions with subsidiaries according to market conditions; prohibition to provide financing to any entity of the business group, other than the issuer or some of its subsidiaries or related companies; preparation of quarterly financial statements as of the financial statements of June 30th, 2005; indebtedness, defined as the ratio between required liabilities and net equity measured over figures of its individual and consolidated financial statements, not higher than 0.9 times, according to the terms and conditions established in the respective bond issue agreement.

- Indirect Guaranties

On March 18th, 2004, Masisa S.A. became joint and several co debtor and guarantor in the name of Dresdner Bank for a loan granted by said bank in 2001 to subsidiary Forestal Argentina S.A. This loan was used to finance new plantations, to purchase land and to restructure its financial debt. As of that date, the loan agreement was amended. Consequently, as of this date, the loan agreement establishes for Masisa S.A., as guarantor, certain common obligations for this type of operations.

Masisa Overseas Ltd.

The parent company and its subsidiaries Masisa Argentina S.A. and Maderas y Sinteticos de Mexico S.A. de C.V. have guaranteed loans obtained by subsidiary Masisa Overseas Ltd. These envisage the fulfillment of certain obligations that are common for this type of operations, among which the following are included based on the specific terms and conditions indicated in the respective loan agreements: maintain the real estate necessary for the ordinary operation of the company; the prohibition to establish certain guarantees on its assets, except for those existing at the time the agreement was signed and others such as pledges on new assets acquired during the ordinary operation of the company; the fulfillment of the covenants established in the other loan agreements of the parent company and/or its subsidiaries – “cross default” - prohibition to sell, lease, transfer or dispositions in any other way the company assets, except for those which the company markets in its ordinary operations and the sale of assets at market values; prohibition to conduct speculative transactions on commodities and/or future contracts, and other covenants specified herein below.

Obligations related to financial indicators must be calculated based on consolidated financial statements of Masisa S.A.

- Private Placement

In connection with loans obtained in a private placement in the United States, by the Company subsidiary, Masisa Overseas Ltd, Masisa S.A. is committed to maintain certain obligations that are normal in this kind of agreement, such as the ones summarized as follows, in the specific terms and conditions as appears in the respective loan agreements: compliance with all laws; maintenance of insurance, maintenance of properties; compliance with financial indexes, among them, Leverage Ratio not higher than 1, Consolidated Tangible Net Worth of not less than THUS$255,467, financial expenses index not lower than 1.5 ( result before financial expenses and taxes over financial expenses), maintenance of the 100.00% of the ownership in the shareholders’ equity of Masisa Overseas Limited and 66.6% of Masisa Argentina S.A., forbiddance to some transactions with related parties, extend to bond holders the new guarantees that Masisa S.A. and/or their subsidiaries establishes in favor of third parties to guarantee new debts or the ones existing at the day of the contract, with various exceptions, including those that must be granted for the normal flow of the business, those that must be granted to guarantee the prices account balance of new acquisitions; the ones that are related to letter of Credit, among others.

- Comerica Bank

The loan entered by the Company with Comerica Bank for US$15 million, that as of June 30th, 2005 is US$8,649, granted by Comerica Bank, establishes for the parent and /or their branch subsidiaries some obligations that are normal in this kind of agreement, such as the ones as follows, in the specific terms and conditions as appears in the respective loan agreement:

  The Company must maintain and insurance over their principal assets following the industry standards.
  The Company must maintain updated accounting books for the parent and its branches.
  The Company must follow the current laws and regulations.
  The Company must accomplish and pay all the obligations derived of loan agreements.
  Maintenance of the normal continuousness of the Company.
  The forbiddance to some guarantees over their assets, with the exception of the ones that existed at the time the agreement was signed and others like pledges over new assets in the normal course of business.
  To make transactions with the branch subsidiaries at market conditions.
  The forbiddance to merge the company with any other firm, end or dissolve it, and to sell or rent the full or an important amount of it assets, properties or business, except in the conditions settled in the agreement.
  To limit the indebtedness and lending grants in accordance to the conditions settled in the contract
  The Company must maintain Consolidated Tangible Net Worth not less than US$321 million.
  The Company must maintain a hedge over financial expenses not lower than 3 .
  Maintain a Leverage not higher than 1.

- Banco de Chile

The loan entered by the Company with The Banco de Chile for US$15 million, that as of June 30th, 2005 amounts to US$10,815 establishes for the parent and /or their branch subsidiaries some obligations that are normal in this kind of agreement, such as the ones as follows, in the specific terms and conditions as appears in the respective loan agreement:

  Maintain a Leverage not higher than 1.
  The Company must maintain a hedge over financial expenses not lower than 3 .
  The Company must maintain Consolidated Tangible Net Worth of not less than an amount equal to US$345 million.
  The forbiddance to sell, rent, transfer or other kind of disposition of the company’s participation in the property of its subsidiaries, except in the conditions settled in the agreement.
  The forbiddance to give some guarantees over indispensable assets for the normal course of business, except in the conditions settled in the agreement.

- The Bank of Nova Scotia

The loan entered by the Company with The Bank of Nova Scotia for US$25 million that as of June 30th, 2005 amounts to US$25,466 in which Scotiabank Sud Americano acted as agent, establishes for the parent and /or their branch subsidiaries some obligations that are normal in this kind of agreement, such as the ones as follows, in the specific terms and conditions as appears in the respective loan agreement:

  Maintain a Leverage not higher than 1.
  The Company must maintain a hedge over financial expenses not lower than 3 .
  The Company must maintain Consolidated Tangible Net Worth not less than US$700 million.
  The forbiddance to sell, rent, transfer or other kind of disposition of the company’s participation in the property of its subsidiaries, except in the conditions settled in the agreement.
  The forbiddance to give some guarantees over indispensable assets for the normal course of business, except in the conditions settled in the agreement.

  The forbiddance to grant loans to its shareholders for operations out of the normal course of the business.

All these obligations are fulfilled at the time these financial statements were issued.

The credit contracts of Masisa Overseas Ltd. Before individualized, establish acceleration clauses en case of noncompliance with any of its obligations.

Masisa Argentina S.A.

The parent company has guaranteed credits obtained by the subsidiary Masisa Argentina S.A. These include the fulfillment of certain obligations that are normal for these kind of operations, including, among others, those that are stated in the following paragraphs, in the specific terms and conditions detailed in the respective credit contracts. The obligations related to finance rates must be calculated on a consolidated financial statements’ basis.

- Rabobank Nederland

The loan entered by Masisa Argentina S.A. with Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) for US$12.5 million, establishes for the parent Masisa S.A. and /or their branch subsidiaries some obligations that are normal in this kind of agreement, such as the ones as follows, in the specific terms and conditions as appears in the respective loan agreement:
Maintenance of the normal continuousness of the Company and legal existence, maintenance of Properties needed for the normal course of business, follow the current laws and regulations, send opportunely the financial information of the Company, maintain e insurance over their principal assets following the industry standards, maintain a Leverage Ratio not higher than 0,9 times, maintain a hedge over financial expenses not lower than 3; maintain Consolidated Tangible Net Worth not less than US$345 million, the forbiddance to some guarantees over their assets except in the conditions settled in the agreement, to make transactions with related parties at market conditions, forbiddance to make loans to any entity of the business group which is not the issuing company or any of its subsidiaries or allied.

- Banco de Crédito e Inversiones

The loan entered by Masisa Argentina S.A. with Banco de Crédito e Inversiones for US$12.5 million, establishes for the parent and /or their branch subsidiaries some obligations that are normal in this kind of agreement, such as the ones as follows, in the specific terms and conditions as appears in the respective loan agreement: maintenance of the normal continuousness of the Company, send opportunely the financial information of the Company, maintain insurance over their principal assets following the industry standards, maintain a Leverage Ratio not higher than 0,9 times, maintain a hedge over financial expenses not lower than 3, maintain Consolidated Tangible Net Worth not less than US$345 million, the forbiddance to some guarantees over their assets except in the conditions settled in the agreement.

Forestal Argentina:

On March 18th, 2004, Masisa S.A. became joint and several co debtor and guarantor in the name of Dresdner Bank for a loan granted by said bank in 2001 to subsidiary Forestal Argentina S.A. This loan was used to finance new plantations, to purchase land and to restructure its financial debt. As of that date, the loan agreement was amended. Consequently, as of this date, the loan agreement establishes for Masisa S.A., as guarantor, certain common obligations for this type of operations.

b) Deferred customs duties

As of June 30th, 2005, the company owes deferred customs duties for THUS$ 439 (THUS$ 1,206 in 2004). From the above duties, THUS$ 257 (THUS$ 1,024 in 2004) are not recorded as liabilities, since incentives from export activities exempting the payment of the above duties are expected to be used; a balance of THUS$ 182 (THUS$ 182 in 2004) is recorded as long-term liabilities.

The expiry schedule is as follows:

Expiry	THUS$

2005	269
2006	93
2007	72
2008	5
-----
Total	439
=====

c) Insurance

As of June 30th, 2005, the main insurance taken out by the Parent Company and its subsidiaries is as follows:

- Insurance for plantations of local subsidiaries THUS$315,592.

- Insurance on physical assets and inventories from local subsidiaries amount to approximately THUS$ 247,811 and THUS$ 87,496 for fixed costs in case of shutdown of the plants.

- Corporate civil liability insurance, including coverage for personal accidents and third-party damages for THUS$10,000.

- With regard to its subsidiaries in Brazil, insurance for plantations amount to THUS$71,194; for physical assets and inventories to THUS$197,154 and to THUS$54,750 for fixed costs in case of shutdown of plants.

- The companies in Venezuela have taken out insurance for physical assets and inventories amounting to THUS$236,902 and THUS$22,508 for fixed costs in case of shutdown of plants.

- The subsidiaries in Mexico have taken out insurance for physical assets and inventories amounting to THUS$42,429 and THUS$9,310 for fixed costs in case of shutdown of plants.

- The companies in Argentina have taken out the following insurance: for forest plantations THUS$40,086, for physical assets and inventories THUS$178,015 and THUS$31,438 for fixed costs in case of shutdown of plants.

- The US subsidiary has insurance for physical assets and inventories for THUS$21,441 and THUS$3,500, for fixed costs en case of plant shutdown.

d) Other Contingencies

Through Resolution No.203, the Internal Revenue Service notified the company that it is not applicable to record in Chile (and for the purpose of establishing its first-category taxable income), the income of some of its foreign agencies. According to the background information that the company has, Resolution No. 203 would have an effect on the losses recorded by the company which amount to US$ 30.4 million as a result of deferred taxes, recoverable taxes and tax losses already used.

The Company refuted Resolution No. 203 pursuant to the procedure established in articles 123 and following of the Tax Code. Based on the background information that the company has, as well as the opinion of its legal advisors and the administrative law of the “Servicio de Impuestos Internos” (Internal Revenue Service) which has a bearing on the judgment of Resolution No. 203, it seems unlikely that the final judgment of the claim process will have an unfavorable effect on deferred taxes, recoverable taxes and tax losses for US$ 30.4 million recorded by the company.

This table summarizes the contingencies, covenants, and guarantees assumed by the company.

Institution	Debtor		Guaranty Type	Compromised Assets		Outstanding amount as of the end of the period		Liberation of guarantees
				Type	Account value	06/30/2005	06/30/2004	06/30/2006	Assets	06/30/2007	Assets	06/30/2008	Assets
	Name	Relation
Direct Guarantees
Raboinvestments Chile S.A.	Forestal Tornagaleones S.A.	Subsidiary	Mortgage	Net Worth	13,134	13,134	13,586	5,384		5,000		2,750
Indirect Guarantees
Dresdner Bank Lanteiamerica	Forestal Argentina S.A.	Subsidiary	Suretyship	Net Worth	4,104	4,104	6,105	2,104		2,000		0
Security Bank	Forestal Argentina S.A.	Subsidiary	Suretyship	Net Worth	1,420	1,420	2,356	953		467		0
Comerica Bank	Masisa Overseas Ltd.	Subsidiary	Suretyship	Net Worth	8,649	8,649	12,922	4,363		4,286		0
Banco de Chile New York Branch	Masisa Overseas Ltd.	Subsidiary	Suretyship	Net Worth	10,815	10,815	15,084	4,415		4,300		2,100
The Bank of Nova Scotia	Masisa Overseas Ltd.	Subsidiary	Suretyship	Net Worth	25,466	25,466	25,292	7,966		7,500		10,000
Swaps Citibank	Masisa Overseas Ltd.	Subsidiary	Suretyship	Net Worth	136	136	134	30		106		0

Private Placement	Masisa Overseas Ltd.	Subsidiary	Suretyship	Net Worth	27,284	27,284	36,378	9,284	9,000	9,000
Banco de Credito e Inversiones	Masisa Argentina S.A.	Subsidiary	Suretyship	Net Worth	12,564	12,564	12,539	1,453	2,778	2,778
Rabobank Nederland	Masisa Argentina S.A.	Subsidiary	Suretyship	Net Worth	12,564	12,564	12,544	2,564	2,500	2,500
Banco del Desarrollo	Masisa Argentina S.A.	Subsidiary	Suretyship	Net Worth	0	0	4,540	0	0	0
BankBoston	Masisa Argentina S.A.	Subsidiary	Suretyship	Net Worth	0	0	1	0	0	0
Banco Alfa S.A.	Masisa Argentina S.A.	Subsidiary	Suretyship	Net Worth	0	0	932	0	0	0
ABN AMRO Bank	Andinos C.A.	Subsidiary	Suretyship	Net Worth	1,366	1,366	0	1,366	0	0
Banco Santander	Andinos C.A.	Subsidiary	Suretyship	Net Worth	3,710	3,710	4,700	1,100	1,044	1,044
Banco Estado de Chile	Andinos C.A.	Subsidiary	Suretyship	Net Worth	1,979	1,979	2,500	589	556	556
Banco BBVA	Andinos C.A.	Subsidiary	Suretyship	Net Worth	2,660	2,660	4,520	1,938	289	289
Corpbanca Venezuela	Andinos C.A.	Subsidiary	Suretyship	Net Worth	1,719	1,719	2,037	1,719	0	0
Kreditanstalt fur Wiederaufbau	Andinos C.A.	Subsidiary	Suretyship	Net Worth	1,927	1,927	1,900	407	380	380
ABN AMRO Bank	Fibranova C.A.	Subsidiary	Suretyship	Net Worth	7,917	7,917	0	7,917	0	0
Banco Corpbanca	Fibranova C.A.	Subsidiary	Suretyship	Net Worth	21,261	21,261	14,694	6,302	5,983	5,983
Banco de Credito e Inversiones	Fibranova C.A.	Subsidiary	Suretyship	Net Worth	8,801	8,801	11,250	2,551	2,500	2,500
Banco Santander	Fibranova C.A.	Subsidiary	Suretyship	Net Worth	11,337	11,337	38,168	3,311	3,210	3,210
Banco Estado de Chile	Fibranova C.A.	Subsidiary	Suretyship	Net Worth	11,606	11,606	8,334	3,341	3,306	3,306
Banco Mercantil	Fibranova C.A.	Subsidiary	Suretyship	Net Worth	14,152	14,152	0	14,152	0	0
Banco Security	Fibranova C.A.	Subsidiary	Suretyship	Net Worth	4,101	4,101	5,250	1,184	1,167	1,167
Banco BBVA	Fibranova C.A.	Subsidiary	Suretyship	Net Worth	3,429	3,429	4,334	1,021	963	963
Corpbanca Venezuela	Fibranova C.A.	Subsidiary	Suretyship	Net Worth	2,849	2,849	0	2,849	0	0
Kreditanstalt fur Wiederaufbau	Fibranova C.A.	Subsidiary	Suretyship	Net Worth	17,343	17,343	17,100	3,663	3,420	3,420
Banco Santander	Terranova Brasil Limitada	Subsidiary	Suretyship	Net Worth	2,436	2,436	3,133	696	696	696
Banco Estado de Chile	Terranova Brasil Limitada	Subsidiary	Suretyship	Net Worth	1,296	1,296	1,666	370	370	370
Banco Itau BBA	Terranova Brasil Limitada	Subsidiary	Suretyship	Net Worth	5,000	5,000	0	3,000	2,000	0
Banco BBVA	Terranova Brasil Limitada	Subsidiary	Suretyship	Net Worth	674	674	866	193	193	193
HSBC Bank Brasil S/A	Terranova Brasil Limitada	Subsidiary	Suretyship	Net Worth	1,072	1,072	0	1,072	0	0
Kreditanstalt fur Wiederaufbau	Inversiones Internacionales Terranova	Subsidiary	Suretyship	Net Worth	27,353	27,353	36,636	9,370	6,328	3,330
Westdeutsche Landesbank	Inversiones Internacionales Terranova	Subsidiary	Suretyship	Net Worth	6,964	6,964	8,707	1,741	1,741	1,741
Banco del Desarrollo	Terranova Venezuela S.A.	Subsidiary	Suretyship	Net Worth	3,956	3,956	3,900	3,956	0	0
Banco BBVA	Terranova Venezuela S.A.	Subsidiary	Suretyship	Net Worth	1,405	1,405	1,390	1,405	0	0
Corpbanca Venezuela	Terranova Venezuela S.A.	Subsidiary	Suretyship	Net Worth	425	425	469	425	0	0
Westdeutsche Landsbank	Terranova Venezuela S.A.	Subsidiary	Suretyship	Net Worth	10,317	10,317	10,000	10,317	0	0

Banco Bice	Terranova México S.A.de C.V.	Subsidiary	Suretyship	Net Worth	0	0	3,590	0	0	0
Banco HSBC	Terranova México S.A.de C.V.	Subsidiary	Suretyship	Net Worth	0	0	1,900	0	0	0
Banco Security	Terranova México S.A.de C.V.	Subsidiary	Suretyship	Net Worth	0	0	3,700	0	0	0
Banco del Desarrollo	Terranova México S.A.de C.V.	Subsidiary	Suretyship	Net Worth	0	0	1,500	0	0	0
Banco Ganadero	Terranova Colombia S.A.	Subsidiary	Suretyship	Net Worth	0	0	862	0	0	0
Banco Security	Terranova Forests Products Inc.	Subsidiary	Suretyship	Net Worth	0	0	3,000	0	0	0
Banco Santander	Oxinova C.A.	Related	Suretyship	Net Worth	0	0	858	0	0	0
Banco de Chile	Oxinova C.A.	Related	Suretyship	Net Worth	4,900	4,900	4,900	0	0	0

NOTE 28 –LIENS OBTAINED FROM THIRD PARTIES

At the closing of these financial statements and to guarantee the payment and fulfillment of client obligations related to business operations, guarantees for THU$4,292 (THUS$10,344 in 2004) have been received, consisting of pledges, mortgages, endorsement of loan insurance policies, special commands, guarantees and joint debts.

NOTE 29 – NATIONAL AND FOREIGN CURRENCY

a) Assets

The breakdown of all foreign currency accounts is as follows:

	Amount

Account	Currency	06/30/2005	06/30/2004

Cash	Chilean pesos	1,110	517
Cash	Dollar	3,058	3,236
Cash	Argentinean pesos	873	592
Cash	Real	2,451	3,555
Cash	Mexican pesos	2,923	2,617
Cash	Bolivars	2,485	441
Cash	Other currencies	810	957
Cash	Euro	190	0
Time deposit	Dollar	12,182	6,666
Time deposit	Bolivars	305	708
Time deposit	Real	3,720	48
Time deposit	Other currencies	436	148
Marketable securities	Chilean pesos	674	217
Accounts receivable	Chilean pesos	20,691	17,398
Accounts receivable	Dollar	32,127	41,592
Accounts receivable	Argentinean pesos	1,803	1,313
Accounts receivable	Real	16,460	14,410
Accounts receivable	Bolivars	9,400	2,643
Accounts receivable	Other currencies	8,650	2,173
Accounts receivable	Mexican pesos	23,166	26,502
Notes receivable	Chilean pesos	2,389	3,546
Notes receivable	Dollar	2,453	2,912
Notes receivable	Argentinean pesos	2,432	1,818
Notes receivable	Mexican pesos	2,823	696
Sundry debtors	Chilean pesos	10,372	2,774
Sundry debtors	Dollar	9,615	3,573
Sundry debtors	Bolivars	2,894	0
Sundry debtors	Euro	279	0
Sundry debtors	Argentinean pesos	965	1,205
Sundry debtors	Real	2,309	2,950
Sundry debtors	Bolivars	0	4,302
Sundry debtors	Mexican pesos	6,720	3,037
Sundry debtors	Other currencies	1,613	716
Notes and accounts receivable from related companies	Dollar	3,468	7,269
Inventories	Dollar	211,097	173,389
Recoverable taxes	Chilean pesos	14,709	14,518
Recoverable taxes	Dollar	4,481	2,275
Recoverable taxes	Argentinean pesos	5,397	5,482
Recoverable taxes	Real	5,396	2,165
Recoverable taxes	Mexican pesos	2,174	1,849
Recoverable taxes	Bolivars	13,745	12,321
Recoverable taxes	Other currencies	1,022	1,200
Prepaid expenses	Chilean pesos	4,406	1,628
Prepaid expenses	Dollar	3,903	2,796

Prepaid expenses	Argentinean pesos	414	494
Prepaid expenses	Bolivars	0	717
Prepaid expenses	Real	957	920
Prepaid expenses	Mexican pesos	462	37
Prepaid expenses	U.F.	1,221	0
Prepaid expenses	Euro	13	0
Prepaid expenses	Other currencies	97	13
Deferred taxes	Dollar	2,561	301
Deferred taxes	Chilean pesos	64	0
Deferred taxes	Mexican pesos	33	0
Deferred taxes	Other currencies	17	0
Others currents assets	Other currencies	0	19,346
Others currents assets	Dollar	6,290	7
Others currents assets	Real	2	17
Fixed Assets	Dollar	1,377,948	1,389,700
Investments in related companies	Dollar	3,834	2,507
Investments in other companies	Chilean pesos	20	0
Investments in other companies	Dollar	153	69
Investments in other companies	Bolivars	26	26
Goodwill	Dollar	1,645	2,437
Negative goodwill	Dollar	(43,296)	(46,789)
Long term receivables	Dollar	4,122	855
Long term receivables	Chilean pesos	227	1,081
Long term receivables	Argentinean pesos	139	182
Long term receivables	Real	746	6
Long term receivables	Other currencies	21	0
Notes and accounts receivables from related companies	Dollar	0	3,297
Long-term deferred taxes	Real	0	1,651
Long-term deferred taxes	Dollar	0	3,328
Others	Chilean pesos	184	700
Others	U.F.	7,568	10,425
Others	Argentinean pesos	156	754
Others	Dollar	20,614	22,593
Others	Real	1,431	442
Others	Other currencies	149	233
Others	Mexican pesos	326	136
Total Assets

	Chilean pesos	54,846	42,379
	Dollar	1,656,255	1,622,013
	Argentinean pesos	12,179	11,840
	Real	33,472	26,164
	Mexican pesos	38,627	34,874
	Bolivars	28,855	21,158
	Other currencies	12,815	24,786
	Euro	482	0
	U.F.	8,789	10,425

b) Short Term Liabilities

Account		Until 90 days				90 days to 1 year
		06/30/2005		06/30/2004		06/30/2005		06/30/2004
	Currency	Amount	Annual Rate	Amount	Annual Rate	Amount	Annual Rate	Amount	Annual Rate

Obligations to banks and financial institutions short/term	Dollar	14,547	0	37,574	0	58,416	0	37,134	0
Obligations to banks and financial institutions short/term	Bolivars	0		6,028		0	0	470	0
Obligations to banks and financial institutions short/term	Real	24,918	0	932	0	3,509	0	0	0
Obligations to banks and financial institutions short/term	Other currencies	0	0	918	0	0	0	0	0
Short/term portion of long/term liabilities to banks and financial institutions	U.F.	1,895	0	0	0	766	1.16%	0	0
Short/term portion of long/term liabilities to banks and financial institutions	Dollar	5,851	0	30,638	0	64,738	0	36,633	0
Short/term portion of long/term liabilities to banks and financial institutions	Other currencies	0	0	22	0	0	0	0	0
Short term portion of long term Bond	U.F.	30,249	0	0	0	7,834	0	283	0
Short term portion of long term Bond	Dollar	0	0	0	0	9,350	0	9,626	0
Long/term liabilities due within one year	Dollar	271	0	271	0	0	0	78	0
Dividends payable	Dollar	297	0	223	0	0	0	0	0
Accounts payable	Chilean pesos	873	0	11,505	0	0	0	0	0
Accounts payable	Dollar	18,430	0	17,593	0	0	0	0	0
Accounts payable	Argentinean pesos	3,818	0	2,411	0	0	0	0	0
Accounts payable	Bolivars	7,240	0	3,267	0	0	0	0	0
Accounts payable	Real	0	0	4,379	0	0	0	0	0
Accounts payable	Mexican pesos	4,517	0	5,557	0	0	0	0	0
Accounts payable	Other currencies	27,754	0	824	0	0	0	0	0
Notes payable	Chilean pesos	6	0	0	0	0	0	0	0
Notes payable	Argentinean pesos	478	0	586	0	0	0	0	0
Sundry creditors	Chilean pesos	46	0	575	0	0	0	0	0
Sundry creditors	Dollar	1,825	0	2,636	0	0	0	0	0
Sundry creditors	Bolivars	0	0	656	0	0	0	0	0
Sundry creditors	Other currencies	136	0	21	0	0	0	0	0
Notes and accounts payable to related companies	Dollar	5	0	9	0	0	0	0	0
Notes and accounts payable to related companies	Bolivars	0	0	2,741	0	0	0	0	0
Provisions	Chilean pesos	5,110	0	2,922	0	0	0	0	0
Provisions	Dollar	2,101	0	7,148	0	1,068	0	2,263	0
Provisions	Argentinean pesos	393	0	194	0	2,084	0	29	0
Provisions	Real	1,773	0	3,476	0	0	0	0	0
Provisions	Mexican pesos	3,023	0	62	0	0	0	0	0
Provisions	Bolivars	277	0	435	0	0	0	0	0

Provisions	Other currencies	661	0	774	0	0	0	0	0
Withholdings	Chilean pesos	1,421	0	771	0	0	0	0	0
Withholdings	Dollar	565	0	659	0	0	0	0	0
Withholdings	Bolivars	2,749	0	1,166	0	0	0	0	0
Withholdings	Argentinean pesos	500	0	709	0	0	0	0	0
Withholdings	Real	6,136	0	589	0	0	0	0	0
Withholdings	Mexican pesos	1,019	0	995	0	0	0	0	0
Withholdings	Other currencies	16	0	380	0	0	0	0	0
Income tax	Chilean pesos	0	0	0	0	397	0	0	0
Income tax	Dollar	124	0	0	0	119	0	0	0
Income tax	Argentinean pesos	0	0	0	0	1,718	0	0	0
Income tax	Bolivars	205	0	300	0	0	0	0	0
Income tax	Mexican pesos	951	0	0	0	63	0	0	0
Income tax	Other currencies	721	0	413	0	0	0	0	0
Income received in advance	Chilean pesos	14	0	651	0	23	0	0	0
Income received in advance	Dollar	375	0	418	0	0	0	0	0
Income received in advance	Argentinean pesos	10	0	0	0	0	0	0	0
Income received in advance	Real	541	0	259	0	0	0	0	0
Income received in advance	Mexican pesos	30	0	134	0	0	0	0	0
Income received in advance	Bolivars	0	0	112	0	0	0	0	0
Income received in advance	Other currencies	254	0	0	0	0	0	0	0
Income received in advance	Bolivars	13	0	0	0	0	0	0	0
Other current liabilities	Argentinean pesos	13	0	0	0	0	0	0	0

Total current liabilities	Dollar	44,391	0	97,169	0	133,691	0	85,734	0
	Bolivars	10,484	0	14,705	0	0	0	470	0
	Real	33,368	0	9,635	0	3,509	0	0	0
	Other currencies	29,542	0	3,352	0	0	0	0	0
	U.F.	32,144	0	0	0	8,600	0	283	0
	Chilean pesos	7,470	0	16,424	0	420	0	0	0
	Argentinean pesos	5,212		3,900		3,802	0	29	0
	Mexican pesos	9,540	0	6,748	0	63	0	0	0

Long-Term Liabilities as of June 30th, 2005

Present period

The breakdown of all foreign currency accounts is as follows:

		1 to 3 year		3 to 5 year		5 to 10 year		More of 10 year
Account	Currency	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate

Obligations to banks and financial institutions	U.F.	1,287	6,7	0	0	0	0	0	0
Obligations to banks and financial institutions	Dollar	115,869	4,72	37,281	0	1,665	0	0	0
Bonds	U.F.	157,829	0	30,206	0	21,205	0	0	0
Bonds	Dollar	23,562	0	24,438	0	0	0	0	0
Sundry creditors	Chilean pesos	25	0	0	0	0	0	0	0
Sundry creditors	Dollar	274	0	0	0	0	0	0	0
Provisions	Dollar	0	0	0	0	0	0	640	0
Deferred taxes	Dollar	0	0	0	0	0	2,619	0	0
Other long-term liabilities	Dollar	17,014	0	2,190	0	0	0	0	0

Total long-term liabilities

	U.F.	159,116	0	30,206	0	0	21,205	0	0
	Dollar	156,719	0	63,909	0	0	4,284	640	0
	Chilean pesos	25	0	0	0	0	0	0	0

Past period

The breakdown of all foreign currency accounts is as follows:

		1 to 3 year		3 to 5 year		5 to 10 year		More of 10 year
Account	Currency	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate

Obligations to banks and financial institutions	U.F.	3,417	0	0	0	0	0	0	0
Obligations to banks and financial institutions	Chilean pesos	2,340	0	2,340	0	0 584	0	0	0
Obligations to banks and financial institutions	Dollar	96,203	0	83,126	0	0 18,866	0	0	0
Bonds	U.F.	20,055	0	26,740	0	0 24,748	0	14,080	0
Bonds	Chilean pesos	40,110	0	56,741	0	0 66,855	0	0	0
Bonds	Dollar	18,000	0	9,000	0	0	0	0	0
Sundry Creditors	Chilean pesos	194	0	0	0	0	0	0	0
Sundry creditors	Dollar	1,824	0	0	0	0	0	0	0
Sundry creditors	Bolivars	56	0	0	0	0	0	0	0
Provisions	Dollar	0	0	0	0	0 216	0	0	0
Provisions	Real	527	0	0	0	0	0	0	0
Other liabilities	Real	7,590	0	1,753	0	0	0	0	0

Total long-term liabilities

	U.F.	23,472	0	26,740	0	0 24,748	0	14,080	0
	Chilean pesos	42,644	0	59,081	0	0 67,439	0	0	0
	Dollar	116,027	0	92,126	0	0 19,082	0	0	0
	Bolivars	56	0	0	0	0	0	0	0
	Real	8,117	0	1,753	0	0	0	0	0

NOTE 30 – SANCTIONS

During the period covered by these financial statements, the Superintendence of Securities and Insurance or any other administrative authority has not applied any type of sanction to the Company, nor to its Directors or Management Officers.

NOTE 31 – SUBSEQUENT EVENTS

The Company’s Board of Directors, in meeting held on July 27th, 2005, accepted the resignation presented by Mr. Gonzalo Zegers Ruiz-Tagle to the position of CEO of Masisa S.A. and, during that same Board of Directors’ session, and designated Mr. Enrique Cibié Bluth as the new CEO of Masisa S.A., who will assume the position as of September 1st, 2005.

In Important Event dated June 29th, 2005, the Company informed that as of Friday, August 5th, 2005, between 9:00 am and 5:00 pm, at the Depósito Central de Valores offices, located at Paseo Huérfanos N°770, piso 22, county and city of Santiago, the exchange and delivery, with the 2.56 exchange ratio, of the new Company shares due to the Merger to the shareholders of the Old Masisa S.A. (former Terranova S.A.) for each share they hold of the Old Masisa S.A will be carried out.

The Company’s Board of Directors, in meeting held on August 9th, 2005, agreed to summon Masisa S.A. shareholders to an Extraordinary Meeting to be held on August 29th, 2005, to approve a company capital increase for an amount of US$150,000,000 (one hundred and fifty million US dollars), through an emission of new shares, which’s main objective will be to finance in part future investment projects of the Company.

Masisa S.A.’s shareholders will be summoned to the said Meeting, through the formalities and within the timings established by law.

Between June 30th and the date of issue of these financial statements, no subsequent significant event have taken place which may affect the financial situation of the company.

NOTE 32 – ENVIRONMENTAL

The company focuses its environmental policies through the following 2 perspectives,

1) Legal Aspects

This includes all what relates to requests of permits, authorizations and certificates connected to environmental matters as well as regularization of pending aspects.

2) Environmental management and Eco-Efficiency

Under the concept that each process may be improved through a responsible and adequate environmental management, the company is constantly evaluating and developing projects to reduce cost and wastes in its production processes to accomplish the efficient manage of the resources, and finally, the implementation of the Environmental Management System Certification under international standards.

The company has committed to the following investments in its operating processes related to the environmental subject, the amounts invested into the company and subsidiaries are:

Company	Invested Project	Aggregate Budget	Invested Amount In 2005

	THUS$	THUS$	THUS$

Masisa S.A.	3,184	2,745	467
Terranova Venezuela	290	1,828	313
Terranova Brazil	286	137	28
Masisa Argentina	692	604	73
Masisa Brazil	1,660	1,542	5
Masisa Mexico	996	986	1
Forestal Argentina	80	129	50
Forestal Tornagaleones	638	651	39

Total	7,826	8,622	976

RELEVANT FACTS

The following relevant facts of Masisa S.A. mentioned below correspond to the period between January and June 2005, and in the opinion of the company’s management, should be known by the Shareholders.

- April 1st, 2005

In Board of Directors’ session of the old Terranova, held on March 31st, 2005, the following was agreed:

It was agreed to submit under approval at the next Company’s Ordinary Shareholders’ Meeting, a definite minimum and obligatory dividend payment, and a definite additional dividend, charged to the distributable net earnings of the period ended on December 31st, 2004.

The total amount of the dividend to be distributed is US$20,508,161.69, or approximately 38.37% (30% of the minimum and obligatory dividend and approximately 8.37% of the additional dividend) of the distributable net earnings for the 2004 period, which reached the amount of US$53,453,845.63. Therefore, the total dividend per share will be US$0.005233773.

It was agreed to be proposed at the Meeting that the dividend be paid on April 27th, 2005, therefore, if such dividend is approved at the said Meeting, the shareholders that are registered in the Shareholders’ Registry of the old Terranova on April 21st, 2005 will have this right.

Likewise, it will be proposed that the dividend be paid in Chilean pesos, according to the exchange rate "observed dollar" published in Diario Oficial on April 22nd, 2005.

The notification through which it will be communicated to the shareholders about the agreement adopted at the Meeting regarding this dividend and its payment manner, will be opportunely published in La Segunda de Santiago newspaper, notwithstanding that it may be informed as important event.

- April 13th, 2005

In the Ordinary Shareholders’ Meeting of the old Terranova, held on April 13th, 2005, the following, among other things, was agreed:

1) Definite Dividend. The payment of a minimum and obligatory definite dividend and of a definite additional dividend charged to distributable net earnings of the period ended on December 31st, 2004. The total amount of the dividend to be distributed is US$20,508,161.69, or approximately 38.37% of the distributable net earnings for the 2004 period (30% the minimum obligatory dividend and approximately 8.37% the additional dividend). Therefore, the total dividend per share will be US$0.005233773.

The dividend will be paid on April 27th, 2005 and the shareholders that are registered in the Shareholders’ Registry of the old Terranova on April 21st, 2005 will have this right. The dividend be paid in pesos, according to the exchange rate "observed dollar" published in Diario Oficial on April 22nd, 2005.

2) Board of Directors’ Renewal: The election for a period of 3 years of the directors of the old Terranova Mr. Julio Moura, Mr. Ronald Degen, Mr. Patrick Nielson, Mr. Carlos Marín Olalla, Mr. Jorge Carey Tagle, Mr. Juan Carlos Méndez González, and Mr. Enrique Seguel Morel.

- April 13th, 2005

In the Extraordinary Shareholders’ Meeting of the old Terranova, held on April 13th, 2005, the following, among other things, was agreed:

1) Approve the merger by incorporation of the old Masisa into the Company, subject to copulative fulfillment of the following conditions: (i) that the amount that the old Masisa must pay as consequence of withdrawal rights exercised by dissenting shareholders of the said merger, in its case, does not exceed US$6,000,000, and (ii) that the amount to be paid by the Company, as consequence of the withdrawal rights exercised by dissenting shareholders of the said merger, in its case does not exceed US$10,000,000. As consequence of the merger, the Company, as the surviving entity, will acquire all assets and liabilities of the old Masisa according to the individual audited financial statements and other audited financial statements as of December 31st, 2004, succeeding it in all its rights and obligations.

2) Increase the Company’s capital in the amount of US$583,738,988.04, divided in 3,918,427,856 shares, without nominal value, from the same and unique series and with no privileges, to the amount of US$696,480,681.73, divided in 5,049,060,017 shares without nominal value, from the same and unique series and with no privileges, through the emission of 1,130,632,161 new shares, without nominal value, from the same and unique series and with no privileges, that will be wholly destined to the shareholders of the old Masisa, in the proportion that corresponds, according to the exchange ratio approved at the Meeting, to complete the merger of the old Masisa by incorporation into the Company.

3) Modify the Company bylaws to show the said capital increase, the name change of the Company for "Masisa S.A.", and the extension of the company objective to include the activities incorporated in the absorbed entity’s objective, among other things, approving a merged text of the company bylaws of the Company.

4) Approve a share exchange ratio through which the shareholders of the old Masisa will receive 2.56 new shares of the old Terranova for each share of the old Masisa that they hold.

5) Pursuant to what is established by article 69 of the Publicly-held Corporations Law, the approval of the said merger at the Meeting grants the dissenting shareholders the right to withdraw from the Company. The price to be paid per share corresponds to the weighted average of the stock transactions of this share during the two months prior to the date of the Meeting and will be informed opportunely to the shareholders according to the law.

- May 16th, 2005

In Board of Directors’ session of the old Terranova, held on May 16th, 2005, the following was agreed:

1) That all conditions for the Merger have been met, which were established by the extraordinary shareholders’ meetings of the old Masisa S.A. and the old Terranova S.A., on the past dates, April 12th and 13th, respectively, informed by notifications of important event on the same date to this Superintendence, the stock markets and to the general public. The amount that the merged companies must pay, as consequence of the withdrawal right exercised by their respective dissident shareholders of the Merger, as reference expressed in dollars, is US$1,378,448.25 in the case of the old Masisa, and US$3,190,455.92 in the case of the old Terranova, being these amounts lower than those established in the conditions mentioned above.

2) That the board of directors of the Company, gathered in Extraordinary Session held today, May16th, 2005, agreed not to exercise the right granted by article 71 of the Publicly-held Corporations Law to summon a new meeting to reconsider or ratify the Merger.

3) That in the board of director’s session referred to above, it was agreed to summon an cite the merged Company shareholders to an extraordinary meeting, to be held on June 6th, 2005, at 9:00 am, at Alcántara N0200, first floor, county of Las Condes, Santiago, to: i) Explain the Merger process; ii) Renew the board of directors, and iii) Determine the directors’ compensation. This session has the objective that all the merged company’s shareholders, including the shareholders of the old Masisa, elect the board of directors that will lead the merged company.

4) That the minutes of the shareholders’ meetings of the old Masisa and the old Terranova, referred to in number 1 above, will be reduced to public deed in a Santiago notary’s office on May 31st, 2005. Once the registration formalities in the proper Commerce Registries are met and the extracts of such public deeds are published in Diario Oficial, the legal effects of the Merger will antedate to the date mentioned above. Notwithstanding, the Merger will be effective and valid accounting wise as of January 1st, 2005, for all times that the individual financial statements of the old Terranova and the old Masisa referred as of December 31st, 2004 have been used.

5) That as consequence of the Merger, the Company –that will be renamed Masisa S.A. – will incorporate all net worth and the shareholders of the old Masisa and will succeed it in all its rights and obligations.

6) That the board of directors, in the said session, agreed that payment to dissident shareholders that exercised their withdrawal right opportunely, the price of their shares ($146.20 pesos per share), will be realized, without any surcharge, on May 27th, 2005 at the same place and under the same procedure established for dividend payment that was informed at the ordinary shareholder’s meeting on the past date, April 13th, notwithstanding that the notification will be published opportunely in Diario La Segunda to inform about the withdrawal right payment.

- June 6th, 2005

In the Extraordinary Shareholders’ Meeting of the old Terranova, held on June 6th, 2005, the following, among other things, was agreed:

1) Renew the company’s board of directors, being it composed by the following persons: Julio Moura, Ronald Degen, Patrick Nielson, Juan Carlos Méndez González, Jorge Carey Tagle, Enrique Seguel Morel and Antonio Tuset Jorratt. It is stated that only the directors, Mr. Seguel and Mr. Tuset were elected with votes different from the controller or their related persons.

2) In the mentioned meeting, the Company’s merger by incorporation process of its subsidiary the old Masisa, registered in the Securities Registry under number 132, was informed to the shareholders. Specifically, the fulfillment of the established conditions for the merger and the legal formalities were informed, this is, the reduction to public deed, dated May 31st, 2005, the extraordinary shareholder’s meetings minutes of the merged companies and the registration of the proper extracts of such public deeds in the proper Commerce Registries and their publication in Diario Oficial. With this it must be understood as date of the merger, for all legal effects, May 31st, 2005, date on which the Company also changes its name to Masisa S.A.

3) The new board of directors of the Company, gathered after shareholders’ meeting, agreed to name as President of the Company Mr. Julio Moura, as Vice-president Mr. Ronald Degen and to ratify in his position CEO Mr. Gonzalo Zegers Ruiz-Tagle.

4) Likewise, in the meeting the board of directors elected the members of the Company Directors’ Committee, which is integrated by the directors Mr. Enrique Seguel Morel, Mr. Antonio Tuset Jorratt and Mr. Juan Carlos Méndez González.

- June 6th, 2005

The board of directors of the Company, in meeting held on June 6th, 2005, agreed, among other things, the following:

It approved an investment project that consists in the construction of a MDF plant in Chile with an annual production capacity of approximately 340,000 cubic meters, which represents a total investment of approximately US$82,000,000.

This investment will include top of the art technology for emission control to minimize the impact it may have on the community and the environment.

This project represents the first stage of an advanced investment study for the next 3 years, which will additionally include another MDF line in Brazil, a Plywood plant in Chile and forestry investments.

Additionally, taking into account that the respective Extraordinary Shareholders’ Meeting agreed to make the merger effective as of January 10th, 2005, the important events of the old Masisa S.A., Rut:92.257.000 -0, same entity that was absorbed, are included.

- April 1st, 2005

In Board of Directors’ session of the old Masisa, held on March 30th, 2005, the following was agreed:

It was agreed to submit to approval at the next Ordinary Shareholders’ Meeting of the Company, the payment of a minimum and obligatory definite dividend charged to distributable net earnings of the period ended December 31st, 2004.

The total amount of the dividend to be distributed is US$12,440,666.47, or 30% of the distributable net earnings for the 2004 period, that reached US$41,468,222.23. Therefore, the total dividend per share will be US$0.013398459.

It was agreed to propose at the Meeting that the dividend be paid on April 27th, 2005, therefore, if such dividend is approved at the said Meeting, the shareholders that are registered in the Shareholders’ Registry of the old Masisa on April 21st, 2005 will have this right.

Likewise, it will be proposed that the dividend be paid in Chilean pesos, according to the exchange rate "observed dollar" published in Diario Oficial dated April 22nd, 2005.

The notification through which the shareholders’ will be informed about the agreement adopted at the Meeting regarding this dividend and its payment manner will be opportunely published in Diario Austral of Valdivia, notwithstanding that it will be also informed as important event.

- April 12th, 2005

In the Ordinary Shareholders’ Meeting of the old Masisa, held on April 12th, 2005, the following, among other things, was agreed:

1) The payment of a minimum and obligatory definite dividend with charge to the distributable net earnings for the period ended on December 31st, 2004, for a total amount of US$ 12,440,666.47, or 30% of the distributable net earnings of the period. Therefore, the total dividend per share will be US$0.013398459 per share.

The dividend will be paid on April 27th, 2005 and the shareholders that are registered in the Shareholders’ Registry of the old Masisa on April 21st, 2005 will have this right. This dividend be paid in pesos, according to the exchange rate "observed dollar" published in Diario Oficial dated April 22nd, 2005.

2) Payment, subject to copulative fulfillment of the conditions indicated below, of an additional definite dividend and an eventual one for the total amount of US$54,000,000, divided in the following manner:

(a) an additional definite dividend, charged to distributable net earnings of the period ended on December 31st, 2004, for a total amount of US$29,028,221.76, or 70% of the distributable net earnings for the 2004 period. Therefore, the additional definite dividend will be US$0.03126307 per share, and

(b) an eventual definite dividend, with charge to retained net earnings of the old Masisa as of December 31st, 2004, for a total amount of US$24,971,778.24. Therefore, the eventual definite dividend will be US$ 0.026894326 per share.

The payment of the referred additional definite dividend and the eventual dividend will be subject to copulative fulfillment of the following conditions:

(i) the approval at the Extraordinary Shareholders’ Meeting of the old Masisa to be held on the same date of the merger by incorporation of the old Masisa into the old Terranova;
(ii) that the amount that must be paid by the old Masisa, as consequence of the withdrawal right exercised by the dissident shareholders of the said merger, if it is the case, does not exceed US$6,000,000;
(iii) the approval at the Extraordinary Shareholders’ Meeting of the old Terranova to be held on April 13th, 2005, of the merger by incorporation of the old Masisa S.A. into the old Terranova S.A, and
(iv) that the amount that the old Terranova must pay as consequence of the withdrawal right exercised by the dissident shareholders of the said merger, if it is the case, does not exceed US$10,000,000.

In case the conditions mentioned above are verified, the additional definite dividend and the eventual one will be paid on May 27th, 2005 and the shareholders that are registered in the Shareholders’ Registry of the old Terranova on May 19th, 2005 will have this right. Such dividends will be paid in pesos, according to the exchange rate "observed dollar" published in Diario Oficial dated May 20th, 2005.

- April 12th, 2005

In Extraordinary Shareholders’ Meeting of the old Masisa S.A., held on April 12th, 2005, the following, among other things, was agreed:

1) To approve the merger by incorporation of the old Masisa S.A. into the old Terranova S.A., subject to copulative fulfillment of the following conditions: (i) that the amount that the old Masisa must pay as consequence of withdrawal rights exercised by dissenting shareholders of the said merger, in its case, does not exceed US$6,000,000; (ii) the approval at the Extraordinary Shareholders’ Meeting of the old Terranova S.A. to be held on April 13th, 2005, of the merger by incorporation of the old Masisa S.A. into the old Terranova S.A.; and (iii) that the amount to be paid by the old Terranova, as consequence of the withdrawal rights exercised by dissenting shareholders of the said merger, on its case does not exceed US$10,000,000. As consequence of the merger, the old Terranova S.A., as the surviving entity, will acquire all assets and liabilities of the old Masisa S.A. according to the individual audited financial statements and other audited financial statements as of December 31st, 2004, succeeding it in all its rights and obligations.

2) To approve a share exchange ratio through which the shareholders of the old Masisa S.A. will receive 2.56 new shares of the old Terranova S.A. per each share of the old Masisa S.A. that they hold.

3) To approve, as effect of the merger and dissolution of the old Masisa S.A., the closure of the American Depositary Shares (ADS) program registered in the New York Stock Exchange (NYSE) and that the valid ADS of the Masisa S.A. be replaced by new ADS of the old Terranova S.A. registered in the New York Stock Exchange under the MYS symbol.

- May 16th, 2005

In board of directors’ session of the old Masisa S.A. held on May 16th, 2005, the following was agreed:

A. Information regarding the merger (the "merger") by incorporation of the old Masisa S.A. into the old Terranova S.A. ("Terranova"), company registered in the Securities Registry under number 825.

7) That all conditions for the Merger have been met, which were established by the extraordinary shareholders’ meetings of the old Masisa S.A. and the old Terranova S.A., on the past dates April 12th and 13th, respectively, and informed as important events on the same date to this Superintendence, the stock markets, and the general public. The amount that must be paid by the merged companies, as consequence of the withdrawal rights exercised by their respective dissident shareholders of the merger, expressed in dollars in referential manner, is US$ 1,378,448.25 in the case of the old Masisa S.A., and US$3,190,455.92 in the case of the old Terranova S.A., amounts that are lower than those established in the conditions mentioned above.

8) That the board of directors of the old Masisa, gathered in extraordinary session celebrated today, May 16th, 2005, agreed not to exercise their right granted by article 71 of the Publicly-held Corporations Law to summon a new meeting to reconsider or ratify the Merger.

9) That the old Masisa has been informed that the board of directors of the old Terranova resolved to summon and cite the shareholders of the old merged Terranova to an extraordinary meeting, to be held on June 6th, 2005, at 9:00 am, in Alcántara N0200, first floor, county of Las Condes, Santiago, to: i) Explain the Merger process; ii) Renew the board of directors, and iii) Determine the directors’ compensation. This session has the objective that all the merged company’s shareholders, including the shareholders of the old Masisa, elect the board of directors that will lead the merged company.

10) That the minutes of the shareholders’ meetings of the old Masisa and the old Terranova, referred to in number 1 above, will be reduced to public deed in a Santiago notary’s office on May 31st, 2005. Once the registration formalities in the proper Commerce Registries are met and the extracts of such public deeds are published in Diario Oficial, the legal effects of the Merger will antedate to the date mentioned above. Notwithstanding, the Merger will be effective and valid accounting wise as of January 1st, 2005, for all times that the individual financial statements of the old Terranova and the old Masisa referred as of December 31st, 2004 have been used.

11) That as consequence of the Merger, the old Terranova –that will be renamed Masisa S.A. – will incorporate all net worth and the shareholders of the old Masisa and will succeed it in all its rights and obligations.

12) That the board of directors, in the said session, agreed that payment to dissident shareholders that exercised their withdrawal right opportunely, the price of their shares ($374,34 pesos per share), will be carried out, without any surcharge, on May 27th, 2005 at the same place and under the same procedure established for dividend payment that was informed at the ordinary shareholder’s meeting on the past date, April 12th, notwithstanding that the notification will be published opportunely in Diario Austral of Valdivia to inform about the withdrawal right payment.

B. Information regarding payment of additional definite and eventual dividend.

1) That all conditions agreed on have been met, which were established by the ordinary shareholders’ meetings of the old Masisa S.A., on the past date April 12th, which informed as important event on the same date to this Superintendence, the stock markets, and the general public. Therefore, payment of the following dividends corresponds:

(a) an additional definite dividend, charged to distributable net earnings of the period ended on December 31st, 2004, for a total amount of US$29,028,221.76, or 70% of the distributable net earnings for the 2004 period, this is US$0.03126307 per share, and

(b) an eventual definite dividend, with charge to retained net earnings as of December 31st, 2004, for a total amount of US$24,971,778.24, this is, US$ 0.026894326 per share.

2) that such dividends will be paid on May 27th, 2005 in the place and according to the procedure informed at the shareholders’ meeting held on April 12th, which will be reiterated opportunely through a notification published in Diario Austral of Valdivia.

Such dividends will be paid in pesos, according to the exchange rate "observed dollar" published in Diario Oficial dated May 20th, 2005. The shareholders that are registered in the Shareholders’ Registry of the old Masisa on May 19th, 2005 will have this right.

Aside from what is previously mentioned, it must be noted that during the January - June 2005 period no other relevant events occurred regarding the Company, according to the dispositions of Article 9 and paragraph 2 of Article 10 of the Law 18,045, that the Administration have esteemed relevant to be informed or revealed.

REASONED ANALYSIS OF THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30TH, 2005 AND 2004
(In thousands of US$)

A. Comparative Analysis of the observed principal trends:

		2005	2004	2004
		Jan-Jun	Jan-Jun	Jan-Dec
Liquidity Indexes
-------------------
Regular Liquidity	(Times)	1.46	1.68	2.02
Acid Ratio	(Times)	0.10	0.08	0.06

The negative variation that is observed in the liquidity indexes, when comparing June 2005 and 2004, reflect the increase in financial liabilities when moving long term debt to short term. In addition, the increase of the outstanding assets is mainly due to the incorporation of the old Masisa’s products to the commercial distribution chain of the Company in the United States, mainly from Chile and Brazil.

Variations in acid ratio are mainly due to remainder funds up to the date of the respective financial statements.

	2005	2004	2004
	Jan-Jun	Jan-Jun	Jan-Dec
Indebtedness Indexes
------------------------
Indebtedness Ratio	(Times)	0.77	0.98	0.92
Short Term Debt/Total Debt	( % )	42.49	32.49	31.73
Long Term Debt/Total Debt	( % )	57.51	67.51	68.27
Financial Expenses Coverage	(Times)	2.47	2.53	3.05

The indebtedness ratio for the 2005 period is lower in relation to the 2004 period, mainly due to a decrease in financial liabilities and capital increase due to the merger of the old Masisa S.A. with the old Terranova S.A.

The decrease observed in the financial expenses coverage ratio in 2005 is mainly due to the increase of non operating losses in a consolidated basis.

		2005	2004	2004
		Jan-Jun	Jan-Jun	Jan-Dec
Activity Indexes
--------------------
1.Total Assets	THUS$	1,846,320	1,793,639	1,854,433

Investments for the period
- In Fixed Assets	THUS$	34,305	23,030	46,065

Dispositions:
- Fixed Asset sales	THUS$	1,062	4,575	77,707

2.Inventory Rotation	(times)	1.21	1.25	2.35
3.Inventory Permanence	(days)	74.30	71.93	153.00
4.Accounts Payable Rotation	(times)	4.20	4.83	8.96
5.Accounts Payable Permanence	(days)	35.80	31.30	40.00

6.Accounts Receivable Rotation	(times)	2.91	2.68	3.22
7.Accounts Receivable Permanence	(days)	61.82	67.05	112.00

The ratios regarding inventories show grater permanence due to increase registered in sales is lower than the increase in stock. Accounts payable and receivable permanencies increased, especially receivable accounts in the Venezuelan market, as consequence of greater activity in that country.

		2005	2004	2004
		Jan-Jun	Jan-Jun	Jan-Dec
Result Indexes
---------------------
Operating Income	THUS$	353,992	300,937	651,000
- Internal market	THUS$	292,599	246,819	528,988
- External market	THUS$	61,393	54,118	122,012
Operating Costs	THUS$	(255,704)	(216,959)	(461,778)
- Internal market	THUS$	(217,033)	(177,943)	(382,672)
- External market	THUS$	(38,671)	(39,016)	(79,106)
Operating Result	THUS$	47,630	42,634	95,117
Financial Expenses	THUS$	(18,651)	(20,229)	39,294
Non Operating Result	THUS$	(20,238)	(11,594)	(14,535)
R.A.I.I.D.A.I.E.(*)	THUS$	70,934	74,526	169,854
Net Earnings (loss) after taxes	THUS$	21,550	16,048	53,453

(*)R.A.I.I.D.A.I.E. Net Earnings before Minority Interest, less amortization negative goodwill, less financial expenses, less income taxes, less amortization and depreciation.

The operating result of the company has shown a slight increase compared to the same period of the previous year mainly driven by higher sales.

The company sales during the first semester of 2005 reached US$354.0 millions which compared to the first semester of the previous year means an increase of 18%, or US$53.1 millions, mainly due to an increase in prices and sale volumes of MDF Mouldings in the United States, and a price increase of MDF boards, especially in Venezuela, Brazil and Mexico.

Non operating result for the first semester of this year was -US$18.6 millions, which negatively compared to -US$10.1 millions registered during the first semester of the previous year. This is explained mainly through the exchange difference of -US$2,7 millions registered during the first semester of 2005, in relation to US$8.9 millions registered in the same period of the previous year. Variations in exchange difference between both periods are mainly due to the variation effect of the exchange rate in the company’s UF debt.

Depletion for the analyzed periods is set forth below:

		2005	2004	2004
		Jan-Jun	Jan-Jun	Jan-Dec
Depletion:
Argentina	THUS$	943	953	2,532
Brazil	THUS$	4,063	3,186	5,536
Chile	THUS$	4,953	4,242	10,213
Venezuela	THUS$	1,814	1,819	3,805
		--------	--------	-------
TOTAL	THUS$	11,773	10,200	22,086

		2005	2004	2004
		Jan-Jun	Jan-Jun	Jan-Dec
Profitability Indexes
-----------------------
1.Net Worth Profitability (annual)	(%)	4.94	4.38	7.53
2.Asset Profitability (annual)	(%)	2.33	1.76	3.07
3.Asset Operating Performance (annual)	(%)	5.15	4.70	5.16
4.Profit per Share	US$	0.0043	0.0041	0.0145
5.Dividend Return	(%)	2.25	N/A	N/A

The profitability indexes reflect the best results obtained during the first semester of this year, compared to the same period of the previous year. The high profitability as of December 2004 is due to, among other factors, the profit produced by the extraordinary sale of forestry assets in Chile, carried out at the end of 2004.

The profit per share of the different periods is not directly comparable, due to changes in the number of shares due to the merger of the old Masisa with the old Terranova, completed on May 31st, 2005.

B.- Description and analysis of the main components of net flows

	2005	2004	2004
	Jan-Jun	Jan-Jun	Jan-Dec
Positive Net Flow generated by
Operating Activities	37,444	29,822	49,824
- Debtors collection sales	426,363	319,874	733,997
- Suppliers and Personnel Payment	(373,638)	(273,155)	(650,495)
- Others	(15,281)	(16,897)	(33,678)
Net Flow generated by
Financing Activities	(26,739)	(25,968)	(86,176)
- Loan Granting	69,312	75,974	138,894
- Loan Payment	(34,934)	(91,212)	(211,874)
- Others	(61,117)	(10,730)	(13,196)
Net Flow generated by
Investment activities	(36,640)	(18,367)	60,296
- Fixed assets sales	1,062	4,57	77,707
- Incorporation of fixed assets	(34,305)	(23,030)	(46,065)
- Others	(3,397)	88	28,654
Total net flow of the period	(25,935)	(14,513)	23,944
Inflation effect	(8)	(400)	(29)
Initial balance of cash flow and
Equivalent cash flow	58,530	34,615	34,615

Final balance of cash flow and
Equivalent cash flow	32,587	19,702	58,530

When observing the flows, an important increase in the Sales Collection can be seen, mainly due to the increase in sales in Chile, Brazil, and the United States. Likewise, we can observe the increase in supplier payment originated by greater activity. Other incomes received correspond to export IVA refunds. The increased loan granting in year 2004, corresponds to the decision to restructure the short term debt, implemented during this year.

C. Book and economic value of assets and liabilities

The main assets of the company are its production plants located in Chile, Argentina, Brazil, Venezuela, Mexico, and the United States, all which are assessed according to the generally accepted accounting principles. The studies that the company usually carries out to analyze the economic value of its productive plants show that such values cover the respective book values.

D. Analysis of the most important variations occurred during period

The company carries out its businesses in various markets, concentrated mainly in the United States, Chile, Argentina, Brazil, Venezuela and Mexico. Due to this, the sales, as well as the financial results of the company are exposed to the conditions of each market. The following chart shows the distribution of the consolidated sales, grouped by destined market.

	2005	2004	2004
	Jan-Jun	Jan-Jun	Jan-Dec
USA	27.6%	28.7%	28.9%
Chile	15.7%	16.3%	16.8%
Mexico	15.7%	16.0%	16.1%
Brazil	13.7%	14.3%	14.1%
Venezuela	8.7%	5.4%	6.0%
Argentina	7.3%	6.1%	6.7%
Others	11.3%	13.2%	11.4%
	-------	-------	-------
Total	100.0%	100.0%	100.0%

When comparing the proportional distribution of sales for the analyzed periods, it can be observed that the sales proportion has maintained or has been slightly lower in the US, Chilean and Mexican markets, with a slight increase in the Venezuelan and Argentinean markets due to greater activity registered in those countries.

In the past years, Masisa S.A. has increased its market risk diversification through expansion in its productive and commercial operations to other countries. Therefore, it now has plants in Chile, Argentina, Brazil, Venezuela, United States, and Mexico. The company also has commercial operations in Colombia, Peru, and Ecuador, and exports to numerous countries in America, Asia and Europe. This way, the company avoids exposition to risk in a particular market.

The company also faces the risk of an eventual competition intensification or incorporation of new actors in the board, wood products, and forestry markets. Masisa S.A. estimates that it holds solid positions in each of the markets in which it participates directly, which allows to maintain profitable operations and growth. Nevertheless, the company cannot ensure that in the future these conditions will not change due to the incorporation of new participants or due to the intensification of competition in the markets in which it participates. To face these risks, the company concentrates its efforts in actions that intend to maintain its cost leadership, maintain a strong distribution chain, constantly improve its product offering and obtain brand recognition, among others.

The company is exposed, in its assets as well as in its liabilities, to the value variations of foreign currency or currencies different from the functional currency –currency through which the accounting is carried out (dollars). The existence of assets and liabilities in non dollar currency is due mainly to operations that the company carries out in local markets, national sales activities, investments activities in assets bought in the local market, and internal financing granted. The balances in non dollar currency and/or designated in a different currency to the functional currency in the analyzed periods were as follows:

Asset and liabilities in non dollar currency summary (expressed in thousands of US dollars)
	2005	2004	2004
	Jan-Jun	Jan-Jun	Jan-Dec

Assets	190,065	171,626	195,577
Liabilities	492,044	506,296	354,881
Asset Position (liability)	(301,979)	(334,670)	(159,304)

Based in market conditions, the company’s management establishes policies to obtain credits, invest in deposits and marketable securities with resale agreements and derivative instruments. Depending on the amounts, the Board of Directors also approves these transactions before their execution. The new long term financings to finance new investments or refinance existing liabilities, must be approved by the Company’s Board of Directors. In countries where Masisa S.A. has operations, the local management may obtain new short term credits for its work capital needs for the normal business operation.

E.- Risk Analysis

Risk Factors Analysis

During the normal course of business, the company is faced to various market, financing, and operating risk factors, among others.

Financing and Exchange Rate Risk:

The company’s management establishes policies to manage the financial risk through the use of derivative instruments such as swaps, forwards, options or futures, to cover exchange risks as well as interest rate fluctuation.

The company does not use derivative instruments for speculation.

Operating risk:

In the regular course of business, Masisa S.A. faces raw material supplying risks, especially in chemical resins and wood, which are essential elements for the production of its products. To minimize this risk, the company maintains long term agreements with chemical resins’ suppliers. In addition to the forests and plantations that the company has in Chile, Brazil and Venezuela, it is also the principal shareholder of Forestal Tornagaleones S.A., who has plantations in Chile and Argentina. Additionally, it maintains a wood residue supply diversification policy, decreasing dependence from an individual supplier.

As part of the regular course of business, the company may face catastrophic risks in its plants, loss risk in its warehouses, third party damages, legal contingencies, commercial risks, and others. The company’s management intends to identify these risks to avoid its occurrence in any way possible, minimizing the potential adverse effects and/or insure the eventual losses if such evens should occur.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Masisa S.A.

Date: September 8, 2005	Conf:	/s/ Patricio Reyes U.

	Name:	Patricio Reyes U.
General Counsel